

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



05013455

Our reference BB/jcd
Date December 2 , 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period november 2005 and the Pricing Supplements of november 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group



Rabobank



Latest News

25 November 2005

Fin-Force (KBC Bank NV/DZ BANK AG/EDS) and Rabobank: cross-border co-operation in the field of international payments

Fin-Force and Rabobank yesterday signed an agreement to have Fin-Force process Rabobank's international payments from the start of 2007. This agreement covers all cross-border euro and non-euro payments.
It fits in with Rabobank's general aim of enhancing both its operational and its cost efficiency.
Rabobank will also acquire a 22% shareholding in Fin-Force and take a seat on the Board.
With this move, both parties have strengthened their commitment to co-operating over the long term in the field of payments while meeting demands regarding speed, pricing and quality.

The partnership between Rabobank and Fin-Force is founded primarily on their shared vision of the future of the 'Single Euro Payments Area (SEPA)'. For a number of years now, work has gone into making the SEPA the finishing touch in the creation of a single European market. Although the introduction of the euro was already a step towards achieving this objective, only with a SEPA will it be possible to make payments throughout the euro area with the same facility, the same speed and at the same price as payments are made within national boundaries .

Piet Van Schijndel, member of the Board of Rabobank, stated: 'With this alliance, we are going on the offensive. Among the pioneers in Europe, we are getting a jump on the competition in order to continue to be able to guarantee our customers quality international payments services. In the years to come, a lot will change in Europe because of the SEPA. This alliance will enable us to keep the expense involved in the back-office processing of cross-border payments low. If we continue to do everything ourselves, we'll have to make major investments in IT hardware and software. Just as has been the case in other sectors, specialized institutions are cropping up. They focus exclusively on centralizing and processing payments for other parties in the best, most reliable, quickest, and cheapest way possible. Fin-Force, a subsidiary of

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Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED INFC

- Press Release
- Spokespersoi
- Media Calend
- Media Kit
- Dutch Press F

Belgium's KBC, is such a specialized institution with years of experience in payments. The co-operation agreement signed today thus fits in with Rabobank's general aim of enhancing both its operational and its cost efficiency. At the same time, it will enable us to keep a grip on processing and focus to the utmost on offering added value in direct dealings with our customers.'

As a result of the co-operation with Fin-Force, maximum sixty jobs/FTEs will be cut at Rabobank over the long term. The Works Council is and will remain closely involved throughout.

Herman Agneessens, Managing Director of KBC Bank NV and Chairman of the Board of Fin-Force, pointed out that 'KBC is continuing to develop its provision of services in the field of payments as a profitable core business segment within the Group. With the establishment of Fin-Force in 2000, we made the right strategic choices to withstand the global wave of consolidation sweeping the payments market and to meet the ever higher demands of customers and governments where speed, price and quality are concerned. We are convinced that, going forward, other European financial institutions will recognize our professionalism and state-of-the-art capabilities. Today's announcement, following the announcement of 11 March (partnership with DZ BANK AG/Transaktionsinstitut), demonstrates that financial institutions are prepared to implement flexible service models that deliver top quality.'

The increase in efficiency achieved through the increase in volumes is a major asset and will allow Fin-Force, Rabobank, DZ BANK AG and KBC Bank to acquire a bigger market share in future. At the moment, Fin-Force and Transaktioninstitut in their strategic partnership process around 3300 million transactions a year (22.5 million of which are cross-border transactions) for DZ BANK AG and KBC. With Rabobank, they will have to process approximately another ten million payments and cheques. This basis will allow for clear synergies and enables this partnership to offer any kind of payment transaction services also to other banks at very attractive conditions.

'From the outset, KBC and EDS have left the door open for a limited number of other banks to acquire shareholdings in Fin-Force. In early March, DZ BANK AG was the first to do so, and today an agreement has been reached with Rabobank. Fin-Force, KBC Bank, EDS, DZ BANK AG and Rabobank are still open to co-operating with other financial institutions in processing payments transactions and are prepared to adjust their shareholding structure where necessary,' added Pascal Deman, Fin-Force CEO.

For more information, please contact:

Fin-Force : Pascal Deman, Chief Executive Officer
Tel.: +32.2.207.20.01

Rabobank : Paul Van den Berg, Spokesman for Rabobank Nederland

Tel.: +31.30.216.28.32

KBC Group NV : Viviane Huybrecht,
Head of KBC Group Press Office and KBC Spokeswoman
Tel.: +32.2 .429 .85 .45

EDS : Johan Kerckhoven
Marketing & Communications Director EDS Belgium
Tel.: +32.15.78.38.14

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Rabobank



Latest News

15 November 2005

MINBZ: Coffee fund helps small farmers in developing countries to obtain credit

The Dutch Minister for Development Cooperation, Rabobank and Solidaridad are launching a new guarantee fund today that will enable small and medium-sized agricultural companies in developing countries to obtain affordable credit more easily.

This Sustainable Agriculture Guarantee Fund will be employed to extend credit guarantees to local banks in South America, Africa and Asia and this will in turn enable the banks to provide sustainable loans to agricultural co-operatives. These loans will be used for the production and export of sustainable, certified agricultural products such as coffee.

The fund guarantees the loans extended by financial parties in developing countries. This provides the local banks with greater security, while the agricultural entrepreneurs benefit from better credit conditions. The fund has received launch capital of two million euros. The objective is to acquire new partners and to raise the total amount of capital to 20 million euros over the next three years. This initiative will improve the incomes of some 100,000 farming families who live off the cultivation of sustainable coffee.

Last year, Minister Van Ardenne (Development Cooperation) issued a Call for Ideas to appeal to companies in the Netherlands and abroad to present proposals that are consistent with the Dutch ministry's sustainable development policy. This Agri Fund is now the eleventh public private partnership connected with this appeal.

The Rabobank Foundation is closely involved in the Agri Fund. "For more than thirty years we have been providing micro credits to people in developing countries who want to start a small business, such as coffee farmers. This new fund will help us to continue to support these small farmers in association with Rabobank International," says Bart Jan Krouwel, director of Socially Responsible Enterprise at Rabobank. Through the Rabobank Development Program, Rabobank focuses on the development of rural banks in developing countries in order to increase access to

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Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED INFC

Press Release
Spokespersoı
Media Calend
Media Kit
Dutch Press F

financial services.

Solidaridad is an ecumenical development organisation that, through its introduction of the Max Havelaar and Utz Kapeh hallmarks, has gained extensive experience in marketing fair-trade products and in expanding market access for coffee producers. The support that Solidaridad will provide to the Agri Fund in the form of transferring knowledge and training is a natural extension of this experience.

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SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1492A
TRANCHE NO: 1
EUR 50,050,000 Fixed Rate to Index Linked Medium Term Notes 2005 due 2017

Issue Price: 100 per cent

Banc of America Securities

The date of this Supplement is 7 November 2005

SUPPLEMENT TO THE OFFERING CIRCULAR

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11, 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document (the "**Supplement**") constitutes the Supplement to the Offering Circular in respect of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular and this Supplement are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, The Netherlands and the principal office in the United Kingdom of the Dealer and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1492A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,050,000
	(ii)	Series:	EUR 50,050,000
5		Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	10 November 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 November 2017, subject to (i) the Modified Following Business Day Convention and (ii) Condition 9(c)
9	Domestic Note: (if Domestic Note, there will be no gross-up		No



	for withholding tax)	
10	Interest Basis:	Fixed Rate from and including the Issue Date to but excluding 10 November 2006 Index Linked Interest from and including 10 November 2006 to but excluding the Maturity Date (Further particulars set out in item 19 of Part A)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.5 per cent. per annum payable in arrear
	(ii) Interest Payment Date(s):	10 November 2006, subject to the Modified Following Business Day Convention
	(iii) Fixed Coupon Amount:	EUR 2,250 per EUR 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/formula:	For each Specified Interest Payment Date in respect of each Interest Period from and including 10 November 2006 to but excluding the Maturity Date, the Rate of Interest shall be determined by the Calculation Agent as follows:

- In the event that on any previous Index Valuation Date the Lowest Performance (as defined below) was greater than or equal to 93 per cent., then the Rate of Interest for the related Interest Period shall be 4.5 per cent. per annum.

- In all other cases:

(a) In the event that the Lowest Performance on the relevant Index Valuation Date is greater than or equal to the Barrier Level (as defined below), then the Rate of Interest for the related Interest Period shall be 4.5 per cent. per annum.

(b) In the event that the Lowest Performance on the relevant Index Valuation Date is less than the Barrier Level, then the Rate of Interest shall be 0 per cent.

Where:

"**Barrier Level**" means 85 per cent.;

"**i**" means the numerical order (2 through 12) of the relevant Index Valuation Date, commencing on 20 October 2007 and ending on 20 October 2017;

"**Lowest Performance**" for **i** (i=2...12) means for each i, Min [Performance (i,1), Performance (i,2), Performance (i,3)];

"**Observation Value (i,k)**" means for each Underlying k, the level of the Underlying k at the Valuation Time on Index Valuation Date i;

"**Performance (i,k)**" means for each Underlying k: (Observation Value (i,k)) / (Strike Value k);

"**Strike Date**" means, in respect of the Dow Jones EURO STOXX 50 Index and the Standard and Poor's 500 Index, 20 October 2005, and in respect of the Nikkei 225 Stock Average Index, 21 October 2005;

"**Strike Value k**" means for each Underlying k, the following level:

Dow Jones EURO STOXX 50 Index: 3,284.78; Standard and Poor's 500 Index: 1,177.80; Nikkei 225 Stock Average Index: 13,199.95; and

"**Underlying k (k=1...3)**" means each of the following indices: Dow Jones EURO STOXX 50 Index (Bloomberg Code SX5E <Index>), Standard and Poor's 500 Index (Bloomberg Code SPX <Index>) and the Nikkei 225 Stock Average Index (Bloomberg Code NKY <Index>) (each an "**Index**" and together the "**Indices**").

(ii)	Calculation Agent responsible for calculating the interest	Bank of America, N.A., c/o Banc of America Securities Limited, 5 Canada Square, London E14 5AQ, United Kingdom



due:

(iii)	Index Valuation Date:	means, in respect of an Index, 20 October in each year commencing on 20 October 2007 and ending on 20 October 2017 or, if any such day is not a Scheduled Trading Day in respect of such Index, the next following day that is a Scheduled Trading Day for such Index.
(iv)	Sponsor:	means, in respect of the Dow Jones EURO STOXX 50 Index: STOXX Limited, in respect of the Standard and Poor's 500 Index: Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and in respect of the Nikkei 225 Stock Average Index: Nihon Keizai Shimbun, Inc.
(v)	Specified Interest Payment Dates:	10 November in each year commencing on 10 November 2007 and ending on the Maturity Date, subject to (i) the Modified Following Business Day Convention and (ii) Condition 9(c).
(vi)	Business Day Convention:	Modified Following Business Day Convention
(vii)	Business Centre(s) (Condition 1(a)):	TARGET
(viii)	Minimum Rate/Amount of Interest:	0 per cent. per annum
(ix)	Maximum Rate/Amount of Interest:	4.5 per cent. per annum
(x)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xi)	Other:	For the purposes of the Notes, Condition 9 shall be amended by the addition of a new Condition 9(c) as follows:

"(c) Consequences of Disrupted Days and Non-Scheduled Trading Days

Notwithstanding the provisions of any other Condition, if the Calculation Agent determines that a Disrupted Day has occurred on any Index Valuation Date, or if any Specified Interest Payment Date or the Maturity Date is less than five Business Days following the Index Valuation Date, the relevant Specified Interest Payment Date and, if the Specified Interest Payment Date occurs on the final Index Valuation Date, the Maturity Date shall be postponed to the later of (i) the Specified Interest Payment Date and/or the Maturity Date which would otherwise have applied and (ii) the date that is five Business Days following the latest postponed Index Valuation Date in

		respect of the Indices. For the avoidance of doubt, no additional amounts shall be payable in respect of the postponement of any payment of the Final Redemption Amount and/or any amount of interest in accordance with this Condition 9(c).".
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	An amount (in the Specified Currency) determined by the Calculation Agent equal to the fair market value of a Note. When determining the fair market value of the Note, the Calculation Agent may take into account an amount (determined by the Calculation Agent) equal to any costs to the Issuer of unwinding, substituting, disposing of or amending any financial instrument or transaction entered into by the Issuer in connection with the Notes together with any costs, expenses, fees or taxes incurred by the Issuer in respect of any such financial instrument or transaction.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition	Yes



		8(f)):	
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	TEFRA D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable

35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Banc of America Securities Limited, 5 Canada Square, London E14 5AQ, United Kingdom
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprises the supplemental prospectus required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. Information on the underlying has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.



Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 10 November 2005
(iii)	*Estimate of total expenses related* to admission to trading:	*EUR 6,000*

2 RATING

Rating: The Notes have been rated AAA by Standard & Poor's Ratings Services.

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets has been requested to provide the Commission de Surveillance du Secteur Financier in Luxembourg with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.

4 INTEREST OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 YIELD *(Fixed Rate Notes Only)*

Indication of yields: Not Applicable

6 HISTORIC INTEREST RATES (Floating Rate Notes only)

Not Applicable

7 PERFORMANCE OF INDEX/FORMULA, ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Information concerning the past and future performance and volatility of each Index can be obtained from Bloomberg on the following screen pages: with respect to the Dow Jones Euro Stoxx 50 Index: SX5E Equity HP; with respect to the Standard and Poor's 500 Index: SPX Equity HP; and with respect to the Nikkei 225 Stock Average Index: NKY Equity HP.

Calculation methodology, details of past performance and other background information in respect of each Index may be obtained from the relevant Index Sponsor and/or the relevant screen page.

Potential investors should be aware that they may receive no interest after the first Specified Interest Payment Date.



Potential investors may lose part of their investment: Potential investors should be aware that they may lose part of their investment in the event of an early redemption of the Notes, as specifically described in Part A, item 27 of this Supplement.

STOXX & DOW JONES DISCLAIMER

STOXX Limited ("STOXX") & DOW JONES & COMPANY, INC. ("Dow Jones") have no relationship to the Issuer or the Dealer of the Notes other than the licensing of the Dow Jones Euro Stoxx 50 SM Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the holders of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 SM Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
  - The results to be obtained by the Notes, the holder of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 SM Index and the data included in the Dow Jones Euro Stoxx 50 SM Index;
  - The accuracy or completeness of the Dow Jones Euro Stoxx 50 SM Index and its data;
  - The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 SM Index and its data;
  - STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 SM Index or its data;
  - Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

NKS/NIKKEI 225 DISCLAIMER

Nihon Keizai Shimbun, Inc. ("NKS") is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No reference should be drawn from the information contained in this Supplement that NKS makes any representation or warranty, implied or express, to the Issuer, the Dealer of the Notes, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average Index to track general stock market performance. NKS has no obligation to take the needs of the Issuer, the Dealer or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average Index. NKS is not responsible

for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation, by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DISCLAIMER

None of the Notes is in any way sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the holders of Notes or any member of the public regarding the advisability of investing in securities generally or in any Notes or the ability of the Standard and Poor's 500 Index to track general stock market performance. S&P's only relationship to the Issuer and/or the Dealer of the Notes is the licensing of certain trademarks and the tradenames of S&P and of the Standard and Poor's 500 Index which is determined, composed and calculated by S&P without regard to the Issuer, the Dealer or any Notes. S&P has no obligation to take the needs of the Issuer, the Dealer or the holders of Notes into consideration in determining, composing or calculating the Standard and Poor's 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued, sold, purchased, written or entered into by the Issuer, the Dealer or under the programme to which the Supplement relates. S&P has no obligation or liability in connection with the administration or marketing of the Notes or such programme.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE STANDARD AND POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE ISSUER, THE DEALER, HOLDERS OF NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE STANDARD AND POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE STANDARD AND POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

8 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0233808541
(ii)	Common Code:	023380854
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment



(vi)	The Agents appointed in respect of the Notes are:	As set out in the Offering Circular and Bank of America, N.A., as *Calculation Agent*

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1502A
TRANCHE NO: 1

EUR 250,000,000 Fixed Rate to Index Linked Interest Notes 2005 due 2020

Issue Price: 100.00 per cent.

Credit Suisse First Boston (Europe) Limited

The date of these Final Terms is 11November, 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July, 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1502A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 250,000,000
	(ii)	Series:	EUR 250,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	15 November, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 January, 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Fixed Rate from and including the Issue Date to but excluding 15 January 2007. Index Linked from and including 15 January 2007 to but excluding the Maturity Date
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 January 2006 (short first coupon) and 15 January 2007
	(iii) Fixed Coupon Amounts:	EUR 1,125 per EUR 50,000 in nominal amount
	(iv) Broken Amount:	For the period from and including the Issue Date to but excluding 15 January 2006 (short first coupon), the Rate of Interest is EUR 187.5 per EUR 50,000 in nominal amount
	(v) Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable

(i)	Index/Formula:	For Interest Periods from and including 15 January 2007 to but excluding the Maturity Date, interest will accrue at: **Max (0.00%; EUR 10 Year CMS minus 0.4450%)** Where, "EUR 10 Year CMS" means the 10 Year EUR swap rate which appears on Reuters "ISDAFIX2" at 10:00 a.m. London time
(ii)	Calculation Agent responsible for calculating the interest due:	Credit Suisse First Boston International
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	Not Applicable
(iv)	Index Valuation Date:	2 London and TARGET Business Days prior to the relevant Interest Period
(v)	Valuation Time:	10:00 a.m. London time
(vi)	Sponsor:	Not Applicable
(vii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If the EUR 10 Year CMS rate does not appear on the designated Reuters Page, then the EUR 10 Year CMS rate will be determined by the Calculation Agent in a fair and commercially reasonable manner
(viii)	Interest or Calculation Period(s):	Interest Periods shall be annually from and including each Specified Interest Payment date (or in the case of the First Interest Period, the Interest Payment Date falling in January 2007) to but excluding the immediately following Specified Interest Payment Date (or in the case of the final Interest Period, the Maturity Date)
(ix)	Determination Date(s):	2 London and TARGET Business Days prior to the relevant Interest Period
(x)	Specified Interest Payment Dates:	Interest will be payable annually in arrear on 15 January, from and including 15 January, 2008 up to and including the Maturity Date
(xi)	Business Day Convention:	Modified Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiii)	Minimum Rate/Amount of Interest:	Zero per cent. per annum

	(xiv)	Maximum Rate/Amount of Interest:	Not Applicable
	(xv)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xvi)	Exchange:	Not Applicable
	(xvii)	Related Exchange:	Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes

	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is

		delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Credit Suisse First Boston (Europe) Limited One Cabot Square, London E14 4QJ
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 15 November 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,825

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (*Fixed Rate Notes Only*) Not Applicable
Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

ISIN Code:	XS0234988557
Common Code:	023498855
Fondscode:	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Supplement dated 15 November, 2005

SUPPLEMENT

RABOBANK NEDERLAND

Issue of EUR 90,000,000 Robeco Sage Equity Opportunities Bond Nov 05/15 (EUR) (the "Notes") under the Euro 7,000,000,000 Principal Protected Medium Term Note Programme

This Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The Notes are linked to the Class II Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC in respect of which information is contained in the Offering Memorandum dated 18th April, 2005 and the Supplemental Offering Memorandum dated 15 November, 2005 (together, the "**Class II Offering Memorandum**"), a copy of which is attached as Annex 2. The Class II Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC are in turn linked to the Class G Shares to be issued by Robeco-Sage Capital International, Ltd. (the "**Sage Shares**") in respect of which information is contained in the Confidential Memorandum dated January, 2005 and the Class G Supplement thereto dated November, 2005 (the "**Sage Offering Memorandum**"), copies of which are attached in Annex 3. Noteholders are deemed to be fully aware of the contents thereof.

PART A – CONTRACTUAL TERMS

Unless the context otherwise requires, terms and expressions used herein or in the Conditions (as defined below) and which are not defined herein or in the Conditions shall have the respective meanings given to them in the Class II Offering Memorandum or in the Sage Offering Memorandum, as applicable. The Class II Offering Memorandum and the Sage Offering Memorandum are attached hereto for information purposes only. The attachment of the Class II Offering Memorandum and the Sage Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Fixed Income Structures Reference Entity SPC, Robeco-Sage Capital International, Ltd. or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Fixed Income Structures Reference Entity SPC or Robeco-Sage Capital International, Ltd.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The issue date of the Notes is 17th November, 2005. The Notes may be subscribed for during the period from and including 3rd October, 2005 up to and including 8th November, 2005 at 17:00 (Amsterdam time) (the "**Subscription Period**"). The Issuer and the Dealer reserve the right to reduce or extend the subscription period as specified herein, to withdraw the offering or to reduce or increase the Aggregate Nominal Amount of Notes offered hereby. Any such event shall be announced by the Issuer in the Euronext Amsterdam Daily Official List and in a daily newspaper, which is expected to be Het Financieele Dagblad.

The Dealer reserves the right to allocate the Notes systematically.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 1st July, 2005 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC)(the "**Prospectus Directive**"). This document constitutes the Supplement of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Offering Circular is available for viewing at Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl and copies may be obtained from Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands. This Supplement is available for viewing at Robeco Alternative Investments, Coolsingel 120, NL 3011 AG Rotterdam, The Netherlands and www.robeco.nl or

www.robcco.com/alternatives and a paper copy may be obtained on request by investors from Robeco Alternative Investments by telephone (+31 10 224 7136) or email (rai@robeco.nl). An English and a Dutch language summary of the principal terms of the Notes are contained in Annex 1.

This Supplement, together with (i) the Appendix, (ii) the summaries contained in Annex 1, (iii) the Class II Offering Memorandum contained in Annex 2, (iv) the Sage Offering Memorandum contained in Annex 3 and (v) the Offering Circular, form the prospectus of the Notes (the "**Prospectus**") within the meaning of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the date of issue of the Notes.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE, CURRENCY AND CREDIT RISK.

ALTHOUGH THE CURRENCY FORWARD CONTRACTS AND INTEREST RATE HEDGE TRANSACTIONS ENTERED INTO BY ROBECO FIXED INCOME STRUCTURES REFRERENCE ENTITY SPC (FOR THE ACCOUNT OF SEGREGATED PORTFOLIO II) ARE INTENDED TO REDUCE CURRENCY EXCHANGE RISK AND INTEREST RATE RISK, THERE IS NO ASSURANCE THAT ALL SUCH RISK WILL BE ELIMINATED.

POTENTIAL PURCHASERS SHOULD REVIEW THE RISK FACTORS SET FORTH IN THE CLASS II OFFERING MEMORANDUM OF ROBECO FIXED INCOME STRUCTURES REFERENCE ENTITY SPC, ATTACHED BETWEEN PAGES 20 AND 22 OF ANNEX 2 HERETO.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

SUBJECT TO ALL RELEVANT APPROVALS HAVING BEEN OBTAINED, THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN AUSTRIA, BELGIUM, GERMANY, THE NETHERLANDS, SPAIN AND SWEDEN.

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	44
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("**EUR**")
4.	Aggregate Nominal Amount:	
	— Tranche:	EUR 90,000,000
	— Series:	EUR 90,000,000
5.	Issue Price of Tranche:	100 per cent.

6.	Specified Denominations:	EUR 1,000
7.	(i) Issue Date:	17th November, 2005
	(ii) Interest Commencement Date:	Not Applicable
8.	Maturity Date:	17th November, 2015, subject to paragraph 5 of the Appendix
9.	Interest Basis:	See part 19 (below) and the Appendix hereto
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable
13.	(a) Status of the Notes:	Senior
	(b) Date Board approval for issuance of Notes obtained:	See paragraph 2 in the *"General Information"* section in the Offering Circular
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable
16.	Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

17.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

18.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

19.	Equity Linked Note Provisions: (Condition 5)		Applicable, subject to the Appendix
	(i)	*Underlying Securities and/or* formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	*See Appendix*
	(ii)	Equity Linked Securities Amount:	Not Applicable
	(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
	(iv)	Equity Valuation Date(s):	Not Applicable
	(v)	Valuation Time:	Not Applicable
	(vi)	Stock Exchange/Related Exchange:	Not Applicable
	(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations:	Not Applicable
	(viii)	Method of calculating Early Redemption Amount (if for reasons other than following a redemption for tax reasons or an Event of Default):	See Appendix
	(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

20.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call: (Condition 4(c))	Not Applicable
22.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable

23.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix
25.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Domestic Note: (if domestic Note, there will be no gross-up for withholding tax): (Condition 8)	No
27.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
28.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
30.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
31.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
32.	Redenomination applicable:	No

33.	Calculation Agent:	Robeco Institutional Asset Management B.V.
34.	Other final terms:	See Appendix

DISTRIBUTION

35.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Subscription Agreement:	Not Applicable
	(iii)	Stabilising Manager (if any):	Not Applicable
36.	If non-syndicated, name and address of relevant Dealer:		Robeco Direct N.V., Coolsingel 120, Rotterdam, The Netherlands
37.	Total commission and concession:		Not Applicable
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
39.	Additional selling restrictions:		This Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is restricted or unlawful. To the extent that the approval of the relevant authorities in Austria, Belgium, France, Germany, the Netherlands, Spain and Sweden has been obtained in relation to the offering of the Notes, then any such offering of the Notes or distribution of the Offering Circular and this Supplement or of any other document relating to the Notes shall be in accordance with the terms upon which such authorisation is granted. **France** None of this Supplement, the Offering Circular, the Class II Offering Memorandum, the Sage Offering Memorandum nor any other material relating to the Notes has been approved by the Authorité des Marches financiers. Accordingly the Notes will not be offered or sold, directly or indirectly, to the public in the Republic of France (appel public à l'épargne) and no copies of the Offering Circular, this Supplement or any other documents relating to the Notes will be distributed or caused to be distributed to the public in the Republic of France and all offers, sales and distributions will only be made in the Republic of France to qualified investors

(investisseurs qualifiés) acting for their account, all as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French Code Monétaire et Financier and their implementing décret.

Persons to whose possession offering material comes must inform themselves about and observe any such restriction. None of the Supplement, the Offering Circular, the Class II Offering Memorandum nor the Sage Offering Memorandum constitute, and such documents may not be used for or in connection with, an offer to any person to whom it is unlawful to make such an offer or solicitation by anyone not authorised so to act.

Ireland

The offering of the Notes has not been authorised by the Irish Financial Services Regulatory Authority. Accordingly no Notes may be, directly or indirectly, offered, sold or placed in Ireland otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland, as amended, including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof or, in the case of a credit institution exercising its right under the Banking Consolidation Directive (2000/12/EC of 20th March, 2000) in conformity with the codes of conduct or practice made under Section 117(1) of the Central Bank Act, 1989, of Ireland, as amended.

Italy

The offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular and this Supplement or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(a) to professional investors (*operati qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1st July, 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant

to Legislative Decree No. 58 of 24th February, 1998 (the **Financial Services Act**) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14th May, 1999, as amended.

Any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular, this Supplement or any other document relating to the Notes in the Republic of Italy under (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree of 1st September, 1993 (the **Banking Act**); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, *inter alia*, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

Luxembourg

The authorisation of the Commission de Surveillance de Secteur Financier has not been sought in connection with the offering of the Notes. Accordingly the Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither the Offering Circular nor this Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

Switzerland

Neither the Swiss Federal Banking Commission nor any other governmental authority in Switzerland has passed upon or approved the terms or merits of this Supplement or the interests

described herein, in particular, the Notes have not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under article 45 of the Swiss Federal Investment Fund Act of March 18, 1994 and may not meet the requirements for such authorisation. Accordingly, the Notes offered hereby may not be offered or distributed in or from Switzerland and neither this Supplement nor any other related offering material may be issued in connection with any such offer or distribution in or from Switzerland on a commercial basis, i.e. on a public promotion basis (as such terms are defined and with the exceptions allowed from time to time under the applicable guidelines of the Swiss Federal Banking Commission).

United States

In addition to the selling restrictions set forth in the Offering Circular, each Noteholder shall be deemed to represent that it is a non-U.S. Person as defined in the Sage Offering Memorandum.

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprises the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 7,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Prospectus, having taken all reasonable care to ensure that such is the case, the information contained in the Prospectus is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. The information regarding Robeco Fixed Income Structures Reference Entity SPC, Robeco-Sage Capital International, Ltd., the Class II Ordinary Shares, the Sage Shares and Segregated Portfolio II has been extracted from the Class II Offering Memorandum and the Sage Offering Memorandum. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Robeco Fixed Income Structures Reference Entity SPC and Robeco-Sage Capital International, Ltd., no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ______________________________

Duly authorised

PART B – OTHER INFORMATON

1. LISTING

(i)	Listing	Application has been made for the Notes to be listed on Euronext Amsterdam N.V.
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 17 November, 2005 with effect from 17 November, 2005

2. RATINGS

Ratings: Not Applicable

3. NOTIFICATIONS

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Austrian Authority for the Financial Markets (*Finanzmarktaufsicht*), the Belgian Banking, Finance and Insurance Commission (*la Commission Bancaire, Financière et des Assurances/ Commissie voor het Bank-, Financie- en Assurantiewezen*), the French Authority for the Financial Markets (*Authorité des Marchés financiers*), the German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht),* the Spanish Authority for the Financial Markets (*Comisión Nacional del Mercado de Valores*) and the Swedish Financial Supervisory Authority (*Finansinspektionen*) with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	General Corporate Purposes.
(ii)	Estimated net proceeds:	The net proceeds of the issue of the Notes are approximately EUR 90,000,000.
(iii)	Estimated total expenses:	
	(a) Costs borne by purchasers of Notes:	Not Applicable

(b)	Commission paid to intermediaries:	A distribution fee may be paid to selected intermediaries by the Dealer at its own expenses of up to 2 per cent. of the nominal value of the Notes placed by such intermediaries. In addition, the Dealer may pay on-going distribution fees to various intermediaries distributing the Notes.
(c)	Other costs:	Approximately EUR 287,500 for payment of distribution fees to the Dealer will be paid by the Issuer.

6. YIELD *(Fixed Rate Notes only)*

Induction of yield: Not Applicable

7. HISTORIC INTEREST RATES (FLOATING RATES NOTES ONLY)

Not Applicable

8. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS / AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

Not Applicable

9. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT / INFORMATION ON THE UNDERLYING *(Dual Currency Notes only)*

Not Applicable

10. PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS/ INFORMATION ON THE UNDERLYING (*Equity-Linked Notes only*)

See Appendix and Annex 2

11. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0229443550
(ii)	Common Code:	022944355
(iii)	Fondscode:	15562
(iv)	Any clearing system(s) other than Euroclear Bank S.A/N.V and Clearstream Banking société anonyme and the relevant identification number(s):	Euronext Amsterdam N.V.

(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

TAXATION

The Issuer has made no investigation into the treatment of the Notes by the tax authorities of any country. Potential Purchasers should consult their professional advisers on the possible tax consequences of buying, holding or selling any Notes under their country of citizenship, residence or domicile.

Austrian Taxation

Withholding Tax

The below discussion exclusively deals with Austrian withholding tax and does not purport to be a comprehensive description of all tax consequences that may be relevant for a decision of a potential Austrian investor to purchase the Notes. Potential Austrian investors are advised to consult their own legal and tax advisors to inform themselves of the laws and regulations (such as taxation and exchange controls) applicable to the subscription, purchase, redemption as well as transfer free of charge, holding and realisation of the Notes. The following discussion is based on Austrian tax laws in force as of the date of the Preliminary Pricing Supplement as well as on current practice of the Austrian supreme courts and of the financial authorities and is subject to change. The laws of countries other than Austria or specific double taxation treaties are not taken into account.

THE ISSUER DOES NOT ASSUME ANY RESPONSIBILITY FOR THE WITHHOLDING OF TAXES AT THE SOURCE.

(a) Austrian Withholding Tax - Residents of Austria

For a holder of Notes who has his domicile (*Wohnsitz*) or his habitual abode (*gewöhnlicher Aufenthalt*) in Austria or is a corporation with its corporate seat or place of management in Austria (together **Residents**), Capital Income (*Kapitalerträge aus Forderungswertpapieren*) derived from the Notes is subject to 25% Austrian withholding tax (*Kapitalertragsteuer*), if paid out by a coupon paying agent (*kuponauszahlende Stelle*) located in Austria (where the coupon paying agent is a bank, including an Austrian branch of a non-Austrian bank, or an Austrian issuer). **Capital Income** includes all income arising from the Notes other than income qualified as Capital Gains (*Substanzgewinne*). Only gains realised by private investors upon the sale of Notes that are not attributable to accrued interest, if any, and exceed the hypothetical gains the selling investor would have realised, had redemption occurred at the time of sale may qualify as **Capital Gains**.

For corporate investors holding the Notes as business property withholding tax may be avoided by filing the respective declaration of exemption.

Private Trusts established pursuant to Austrian law (*Privatstiftung*) are exempt from the 25% withholding tax.

The above discussion deals with withholding tax only, therefore potential Austrian investors are advised to consult their own legal and tax advisors to inform themselves of any other tax consequences in connection with the Notes.

(b) Austrian Withholding Tax - Non-residents of Austria

Individuals who do not have a domicile or their habitual abode in Austria or corporate investors who do not have their corporate seat or their place of management in Austria (**non-residents**) and who do not have a permanent establishment or permanent agent in Austria may avoid application of the 25% Austrian withholding tax on Capital Income they receive from the Notes through a coupon paying agent located in Austria , if they keep the Notes in an Austrian deposit account and provide evidence of their non-resident status to the paying agent by disclosing their identity and address. Non-residents

who are Austrian citizens or citizens of a neighbouring country will have to confirm their non-resident status in writing to the coupon paying agent. The providing of evidence that the investor is a non-resident and therefore not subject to Austrian withholding tax is the responsibility of the investor.

If Austrian withholding tax has been deducted by the coupon paying agent, the tax withheld shall be credited or refunded to the non-resident investor upon his/her application, which has to be filed with the competent Austrian tax authority within five calendar years following the date of the imposition of the withholding tax.

Non-resident corporate investors are subject to the same withholding tax treatment as resident corporate investors.

(c) EU Directive on Taxation of Savings Income

The EU Council Directive 2003/48/EC on taxation of savings income in the form of interest payments with effect from 1 July, 2005 requires EU Member States to implement an exchange of information between their competent authorities regarding interest payments (or similar income) made in one Member State to beneficial owners who are individuals and resident for tax purposes in another Member State.

During a transitional period (the ending of such transitional period being dependent upon the conclusion of agreements relating to information exchange with certain other countries), Austria, – instead of being required to provide information to the authorities of the other Member State – has opted to levy a withholding tax on such income at a rate of 15% if accrued until 1 July, 2008, 20% if accrued between 2 July, 2008 and 1 July, 2011 and 35% if accrued thereafter (**EU withholding tax**). Austria may at any time elect to switch to the provision of information, in which case it will no longer apply the EU withholding tax.

EU withholding tax is applicable with regard to Capital Income derived from the Notes. Consequently, EU withholding tax has to be withheld by a coupon paying agent located in Austria in relation to Capital Income paid out to beneficial owners who are individuals and resident for tax purposes in another Member State. The investors may avoid EU withholding tax by providing an exemption certificate issued by tax authorities of the investor's country of residence. Such certificate will be valid for a maximum of three years.

According to guidelines issued by the Austrian Ministry of Finance, in the event of individual investors, who are subject to unlimited income taxation in another EU Member State but not exempted from Austrian withholding tax (*Kapitalertragsteuer*; see above), solely Austrian withholding tax will apply.

The above summary on withholding tax treatment is based on the assumption that the Austrian tax authorities will not re-characterize the Notes as foreign investment fund units within the meaning of the Austrian Investment Fund Act.

The likely performance of deduction of withholding tax by an Austrian coupon paying agent was described above. However, due to differing factual performances by Austrian coupon paying agents and due to tax rules and tax guidelines leaving discretion to some extent, and in particular with regard to innovative or structured financial instruments, to Austrian coupon paying locations, no guarantee can be assumed that withholding tax will be deducted in exact the way described above. The investor is therefore advised to consult with representatives of his Austrian coupon paying agents as to the factual deduction of withholding tax which he may have to face either with regard to income derived from the Notes.

The statements above on withholding tax treatment are based on current Austrian Law and administration practice. Tax treatment of innovative or structured financial instruments such as the

Notes is not yet founded on sufficiently concrete rulings or decisions by the tax authorities or by the supreme courts. Accordingly the effects by a change of legislation, in administration practices, by rulings or decisions of the tax authorities and by judicial decisions occurring during Notes' lifetime but later than the closing date of the public offer in Austria are exclusively at the risk of the investor. No statement contained above may be construed to explicitly or implicitly refer to any forward looking development or statement or to the likelihood of future developments or changes in law and practice. It cannot be ruled out that Austrian fiscal authorities and the Austrian Administrative Court as well as coupon paying agents may adopt a view with regard to such financial instruments that could deviate from the treatment outlined above.

Belgian Taxation

A summary of certain Belgian tax consequences of acquiring, holding and selling the Notes follows. This summary is not intended as an extensive description of all relevant Belgian tax considerations and investors should consult their own tax advisors on such considerations in light of their particular circumstances. The description of certain Belgian taxes below is for general information only and does not purport to be comprehensive.

This summary is based on current legislation, published case law and other published guidelines and regulations as in force at the date of this Base Prospectus and is subject to future amendments, which may or may not have retroactive effect.

Belgian income tax

(a) Belgian resident individuals

For individuals subject to Belgian personal income tax and who are not holding Notes as a professional investor, all interest payments (as defined by the Belgian Income Tax Code) will be subject to a 15% withholding tax. Interest includes all payments made in excess of the issue price.

If interest is paid through a Belgian intermediary, such intermediary will have to withhold a withholding tax of (currently) 15 per cent. No other personal income tax will be levied on this income. If no Belgian intermediary is involved, the investor must declare this interest as income in his or her personal income tax return. Such income will in principle be taxed separately at a rate of (currently) 15%. (which will be increased by the applicable municipal surcharge).

Any capital gain upon a sale of Notes to a party not being the Issuer is in principle tax exempt (unless the tax authorities can prove that the capital gain does not result from the normal management of a non-professional investment), except for that part of the sale price attributable to the pro rata interest component. The investor must declare such interest as income in his or her personal income tax return. Such income will in principle be taxed separately at a rate of (currently) 15% (which will be increased by the applicable municipal surcharge), unless it can be demonstrated that such income will be subject to Belgian withholding tax upon maturity.

(b) Belgian companies

Belgian companies subject to corporate tax are in principle entitled to an exemption from Belgian withholding tax on interest payments, subject to compliance with the necessary formalities. If these formalities are not complied with, Belgian companies are in principle entitled to set off Belgian withholding tax against their corporate income tax liability provided certain conditions are fulfilled.

For any Belgian company subject to corporate income tax, any gain on a sale of the Notes and all interest will form part of that company's taxable profit. Losses on the Notes are in principle tax deductible.

(c) Other Belgian legal entities subject to the legal entities income tax

For other Belgian legal entities subject to the legal entities income tax, all interest payments (as defined by the Belgian Income Tax Code) will be subject to withholding tax at a rate of (currently) 15%. Interest includes all payments made in excess of the issue price.

If this interest is paid through a Belgian intermediary, such intermediary will have to withhold a withholding tax of (currently) 15%. No other legal entities income tax will be levied on this income. If no Belgian intermediary is involved, the withholding tax should be declared and paid by the legal entity itself.

Any capital gain on a sale of the Notes will in principle be tax exempt, except for that part of the sale price attributable to the pro rata interest component. Such interest is subject to withholding tax at a rate of (currently) 15%, which should be paid by the legal entity itself, unless it can demonstrate that the withholding tax will be paid at maturity.

(d) Non-residents

Income from foreign debt instruments collected through a Belgian intermediary, is subject to a withholding tax of 15%. However, if the non-resident is a resident of a country with which Belgium has concluded a treaty for the avoidance of double taxation, an exemption from Belgian withholding tax can generally be claimed.

A non-resident can also obtain a withholding tax exemption for income on foreign Notes in open custody with a Belgian financial institution, provided the Notes are not held for professional purposes and subject to an appropriate affidavit.

Non-residents that hold a debt instrument for the exercise of a professional activity in Belgium (e.g. through a permanent establishment), are subject to the rules applicable to Belgian taxpayers.

Tax on stock market transactions

Investors acquiring or selling Notes through a professional intermediary established in Belgium are subject to Belgian tax on stock market transactions. This tax amounts to 0.07 per cent. on the acquisition or sale of the Notes in Belgium capped at EUR 500 per transaction and per party.

There is no Tax on stock market transactions on the subscription to a new issue of Notes.

This tax is not due by:

- intermediaries as mentioned in article 2, 9° and 10° of the Law of 2 August 2002 on the supervision of the financial sector and financial services acting for their own account;
- insurance companies as mentioned in article 2, §1 of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- pension and benefit funds (*"voorzorgsinstellingen"/"institutions de prévoyance"*) as mentioned in article 2, §3, 6° of the Law of 9 July 1975 on the supervision of insurance companies acting for their own account;
- UCITS as mentioned in the Law of 4 December 1990 on the financial transactions and financial markets acting for their own account; and
- non-residents acting for their own account and subject to an affidavit of non-residency.

Tax on the physical delivery of bearer securities

Physical delivery of bearer securities in Belgium (other than such delivery as a consequence of subscription to a new issue of such securities) is subject to a tax of 0.6 per cent. to be paid by the holder.

Estate and donation duties

The Notes will be subject to Belgian estate duties if they form part of the estate of a deceased person who, at the time of his/her decease, is considered to be a Belgian resident for Belgian tax purposes. The donation of the Notes in a notarial deed passed before a Belgian notary, gives rise to the mandatory registration of the deed and thus to the levy of donation duties in Belgium.

European Union Savings Directive

The Savings Directive entered into force on 1 July 2005. Under the Directive, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State.

However, for a transitional period, Belgium, Luxembourg and Austria are instead required to operate a withholding system in relation to such payments unless during that period they elect otherwise. The ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries. The current withholding tax rate applicable to such payments is 15%. This rate will however increase to 20% after 1 July 2008 and even 35% after 1 July 2011.

French Taxation

Overview

This section covers the most important French fiscal consequences in relation to the acquisition, holding and sale of the Notes. This summary does not aim to provide an exhaustive summary of all points relating to the French tax system which may be relevant in deciding whether to acquire, hold or sell the securities. Investors should consult their own professional advisor in this respect. The analysis of French tax rules hereunder only provides general information.

This summary is based on current legislation, jurisprudence and other regulations, which are in force on the date of approval of this document, and may be subject to later modifications which may, in some cases, be retroactive in effect.

Individuals domiciled in France for tax purposes

- Premium on redemption (*Prime de remboursement*)

  The premium on redemption (defined as the difference between the sums or value to be received at the maturity date, excluding Interest paid each year and to be received after maturity, and those paid at the time of the subscription or acquisition) gained on Notes held by individuals, is subject to personal income tax at the time of the redemption of the bond. However, individuals can elect for a fixed 16% final withholding tax (« prélèvement libératoire »).

  Regardless whether or not such election has been made, this premium on redemption is also subject to:

  - general social contributions (*contribution sociale généralisée*) at 8.2 % (articles 1600-OC and 1600-OE of the GCI),

  - social payments (*prélèvement social*) of 2.3 % (article 1600-OF bis du CGI),

- the contribution for the repayment of dette sociale of 0.5 % (articles 1600-OG to 1600-OM of the CGI).

- Capital gains or capital losses

  - Capital gains

The capital gains realised at the time of the sale of securities by individuals who are domiciled in France for tax purposes, are taxable when the annual amount of these sales exceeds a threshold EUR 15 000 for each taxpayer (foyer fiscal) (articles 150-OA of the CGI).

The net capital gain is taxable at the rate of 16% (articles 200 A-2 of the CGI) to which are added the contribution sociale généralisée of 8.2% (articles 1600-OC and 1600-OE of the CGI), the prélèvement social of 2.3%, and the contribution pour le remboursement de la dette sociale of 0.5 % (articles 1600-OG to 1600-OM of the GCI), resulting in a total tax of 27%.

  - Capital losses

In the case of capital losses, these can be set off against the capital gains of the same nature during the year and eventually, during the ten following years (article 150-OD of the CGI).

Legal entities domiciled in France for tax purposes

- Premium on redemption (*Prime de remboursement*)

The premium on redemption corresponds to the difference between the sums or values to be received whatever their nature, apart from linear interests (*intérêts linéaires*) paid successively each year and to be received after the date of redemption of the bond, and the sums paid at the time of the subscription or acquisition.

The premium on redemption is determined on a lump sum basis considering that the actuarial interest rate at the date of the subscription or acquisition is equal to 105% of the last weekly rate of long term State loans known at that date.

If the premium on redemption is lower than or equal to 10% of the subscription or acquisition price, it is subject to the corporate income tax for the financial year of the redemption, in accordance with French standard rules.

If the premium on redemption is more than 10% of the subscription or acquisition price, a fraction of the premium is annually subject to the corporate income tax.

In this case, the premium on redemption is calculated at the end of each financial year using a redemption price which takes into account the variation of the index from the subscription or acquisition of the Bond until the end of the financial year.

The taxable part of the redemption premium is equal to the difference between (i) the acquired value of this premium on redemption calculated at the rate which allows, in accordance with the method of compound interest, the calculation of the value of the redemption defined above, and (ii) the parts of this premium which have already been taxed since the acquisition during the previous financial years (article 238 septies E II 3 of the CGI).

The premium on redemption is taxable in the conditions of common law, at a rate of 33 1/3 % to which is added the contribution of 1,5%.

- Capital gains or capital losses

  - Capital gains

  The capital gains on sale (calculated from the price of acquisition reduced by the parts of the premium on redemption already taxed but not effectively received) realised by legal entities domiciled in France for tax purposes are included in their taxable profits and are subject to the corporate income tax at the French standard tax rate.

  - Capital losses

  The capital losses on sale are deductible from the taxable profits.

German Taxation

Withholding Tax

The following is a summary of the withholding tax treatment in Germany at the date hereof in relation to the payments on the Notes which may be issued under this Programme. It is not exhaustive, and, in particular, does not deal with the position of holders of Notes other than in relation to withholding tax in Germany.

(a) EU Savings Tax Directive

On June 3, 2003 the Council of the European Union approved a directive regarding the taxation of interest income. Accordingly, each EU Member State must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

For a transitional period, Austria, Belgium, Liechtenstein, Luxembourg, Monaco and San Marino have opted instead to withhold tax from interest payments within the meaning of the directive at a rate of 15% for the first three years from application of the provisions of the directive, of 20% for the subsequent three years, and of 35% from the seventh year after application of the provisions of the directive. Equal rules are, *inter alia*, applicable in Switzerland. The EU-Savings Directive applies as of 01 July 2005.

General

The following is a general discussion of certain German tax consequences of the acquisition and ownership of the Notes. It does not purport to be a comprehensive description of all tax considerations which may be relevant to a decision to purchase Notes, and, in particular, does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of Germany currently in force and as applied on the date of this Prospectus, which are subject to change, possibly with retroactive or retrospective effect.

Prospective purchasers of Notes are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of Notes, including the effect of any state or local taxes, under the tax laws of Germany and each country of which they are residents.

(a) Tax Residents

If Notes are held in a custodial account which the holder of a Note maintains with a German branch of a German or non-German bank or financial services institution (the "Disbursing Agent") a 30 per cent withholding tax on interest payments (*Zinsabschlag*), plus 5.5 per cent solidarity surcharge on such tax, will be levied by the Disbursing Agent, resulting in a total tax charge of 31.65 per cent of the gross interest payment. Withholding tax on interest is also imposed on interest accrued up to the disposition of a Note and credited separately, if any ("Accrued Interest").

Upon the disposition, assignment or redemption of a Note a holder holding the Note as a non-business asset will have to include in his taxable income further amounts as the Note can be classified as a financial innovation (*Finanzinnovation*) under German tax law.

If the Notes qualifying as financial innovations are kept in a custodial account which the holder of a Note maintains with a Disbursing Agent, such custodian will generally withhold tax at a rate of 30 per cent (plus solidarity surcharge at a rate of 5.5 per cent thereon) from the positive difference between the redemption amount or proceeds from the disposition or assignment and the issue or purchase price of the Notes if the Notes have been kept in a custodial account with such Disbursing Agent since the time of issuance or acquisition, respectively. Where Notes are issued in a currency other than euro the difference will be computed in the foreign currency and will then be converted into euro. If the Notes have not been kept from the time of their acquisition in a custodial account with the same Disbursing Agent, e.g. because of a book entry transfer, withholding tax of 30 per cent is applied to 30 per cent of the amounts paid in partial or final redemption or the proceeds from the disposition or assignment of the Notes, respectively.

In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest previously paid during the same calendar year by the holder of a Note to the Disbursing Agent. In general, no withholding tax will be levied if the holder of a Note is an individual (i) whose Note does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property; and (ii) who filed a withholding exemption note (*Freistellungsauftrag*) with the Disbursing Agent but only to the extent the interest income derived from the Note together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption note. Similarly, no withholding tax will be deducted if the holder of the Note has submitted to the Disbursing Agent a note of non assessment (*Nichtveranlagungsbescheinigung*) issued by the relevant local tax office.

If Notes are not kept in a custodial account with a Disbursing Agent, withholding tax will apply at a rate of 35 per cent of the gross amount of interest paid by a Disbursing Agent upon presentation of a coupon (whether or not presented with the Note to which it appertains) to a holder of such coupon other than a non-German bank or financial services institution (*Tafelgeschäft*). In this case, as the Notes qualify as financial innovations, 30 per cent of the proceeds from the disposition, assignment or redemption of a Note will also be subject to withholding tax at a rate of 35 per cent. Where the 35 per cent withholding tax applies Accrued Interest paid cannot be taken into account in determining the withholding tax base. Again, a solidarity surcharge at a rate of 5.5 per cent of the withholding tax applies so that the total tax burden to be withheld is 36.925 per cent. Withholding tax and the solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the holder of a Note to a refund, based on an assessment to tax.

(b) Non-residents

Non-residents of Germany are, in general, exempt from German withholding tax on interest and the solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and Notes are held in a custodial account with a Disbursing Agent withholding tax is levied as explained above under "Tax Residents". Where Notes are not kept in a custodial account with a Disbursing Agent and interest or proceeds from the disposition or redemption of a coupon or, if the Notes qualify as financial innovations, of a Note are paid by a Disbursing Agent

to a non-resident, withholding tax of 35 per cent plus solidarity surcharge of 5.5 per cent thereon will apply as explained above under "Tax Residents". The withholding tax may be refunded based upon an applicable tax treaty.

(c) EU Savings Tax Directive on the taxation of Savings Income

Germany has implemented the directive into national legislation by means of an Interest Information Regulation (*Zinsinformationsverordnung, ZIV*), which passed the Upper House on 19 December 2003 and was officially published on 12th February 2004. The German Regulation follows the wording of the Directive very closely.

Because the German Government interpreted the term "interest" broadly interest income also includes income from financial instruments, which qualify as interest income under German tax law. Additionally the total amount of the proceeds from sale and redemption of the instruments will be reported. Starting on 1st July 2005 Germany will therefore communicate all payments of interest on the Notes, including Notes which qualify as financial instruments, to the beneficial owners Member State of residence if the instruments have been kept in a custodial account with a Disbursing Agent. The same applies to the total amount of the proceeds from disposition, assignment and redemption.

Spanish Taxation

General

The following summary sets forth the main Spanish consequences for withholding tax purposes of the ownership and disposal of the Notes by a beneficial owner who is a corporation resident for tax purposes in Spain or a permanent establishment of a non-resident situated in Spain ("*a Spanish Holder*"). The discussion below is based upon the provisions of the Spanish Tax Laws and the Spanish Tax Authorities practice as of the date hereof, and such provisions and practice may be repealed, revoked or modified. Prospective investors considering the purchase, holding or disposition of the Notes should consult their tax advisors regarding Spanish withholding tax consequences.

Spanish withholding tax on the Notes

Interest payments and income deriving from the transfer, redemption or amortisation of the Notes obtained by a Spanish Holder will be subject to a 15% withholding tax on account of Corporate Income Tax (in the case of Spanish corporations) or Non-Resident Income Tax (in the case of permanent establishments of a non-resident situated in Spain), in accordance with general currently applicable Spanish Laws, to the extent that the Notes are held with a Spanish based entity acting as custodian ("*depositario*") or collecting manager ("*gestor de cobros*"). Such entity acting as custodian or collection manager shall be responsible for making such withholding tax.

Notwithstanding the above, such withholding on account of Spanish tax shall not become applicable in respect of a Spanish Holder when either (i) the Notes are listed in a Spanish official secondary market and represented in a dematerialised form, or (ii) the Notes are listed in an organised market of an OECD country.

Taxes of transfer

The purchase and disposal of the Notes will be exempt in Spain from any Transfer Tax ("*Impuesto sobre Transmisiones Patrimoniales*") or Value Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

Swedish Withholding Tax

Payments made under a Note to a Noteholder that is a resident of Sweden for Swedish tax purposes, will not be subject to Swedish withholding tax. However, on interest payments to Noteholders who are private individuals, a preliminary tax of 30 per cent will normally be withheld by the nominee.[1]

The payments may also lead to Swedish income tax consequences for Noteholders who are tax residents of Sweden. However, these issues are not covered by this summary.

[1] The said is only applicable to nominees who are subjected to Chapter 5, Section 9, Item 11 of the Swedish Act on Payment of Tax (1997:483).

APPENDIX

1. **Interpretation and Definitions**

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class II Offering Memorandum (Annex 2) and the Sage Offering Memorandum (Annex 3).

The following terms shall have the following meanings:

"**Initial Nominal Amount**" means, in respect of each Robeco Sage Equity Opportunities Bond Nov 05/15 (EUR), EUR 1,000;

"**Minimum Redemption Amount**" means, in respect of each Note, 100% of the Initial Nominal Amount of the relevant Note;

"**Official Bond NAV**" means, on the last Business Day of each month, in respect of each Robeco Sage Equity Opportunities Bond Nov 05/15 (EUR), the aggregate of the Official NAV of an Underlying Security at such time and the Official Zero-Note Value of such Robeco Sage Equity Opportunities Bond Nov 05/15 (EUR) at such time;

"**Official NAV**" has the same meaning given to such term in the Class II Offering Memorandum;

"**Official Zero-Note Value**", at any time, means, in respect of each Note, the present value of the Minimum Redemption Amount of such Note as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equal to the maturity date of the Notes;

"**Underlying Entity**" means Robeco Fixed Income Structures Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

"**Underlying Entity Business Day**" has the same meaning as the term "Business Day" as defined in the Class II Offering Memorandum;

"**Underlying Securities**" means the Class II Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and "**Underlying Security**" means any one of such shares;

"**Underlying Securities Final Redemption Date**" has the same meaning as the term "Final Redemption Date" as defined in the Class II Offering Memorandum; and

"**Underlying Security Redemption Proceeds**", at any time, means an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities at such time, the amount of which shall be determined by the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time.

2. **Final Redemption Amount**

Subject to paragraph 5 bebw, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the "**Final Redemption Amount**") in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if the Trading Termination Event has occurred in respect of Segregated Portfolio II prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero, provided that the Trading Termination Event Payment Amount (as defined below) has been paid prior to the Maturity Date.

3. **Trading Termination Event Payment Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio II prior to the Underlying Securities Final Redemption Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency equal to the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the earlier of the Early Redemption Date and the Maturity Date.

4. **Early Redemption Amount**

Subject to paragraph 5 below, for the purposes of Condition 4(b) and Condition 10, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

   (i) the Official Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the "**Early Redemption Date**"); plus

   (ii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date, the Underlying Security Redemption Proceeds as of the Early Redemption Date; less

   (iii) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 4(b) or Condition 10, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption; and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio II prior to the Early Redemption Date, the amount payable by the Issuer pursuant to paragraph sub-paragraph (a)(ii) above shall be deemed to be zero.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity fails, or is unable to determine the relevant Underlying Security Redemption Proceeds such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds which cannot be calculated and/or which has not been paid by the Underlying Entity in full (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Event Termination Payment Amount payable by the Issuer pursuant to paragraph 3 above, (such amount, a "**Deferred Amount**"), the payment of such Deferred Amount by the Issuer shall be deferred.

Each Deferred Amount shall be paid by the Issuer at such time which the Calculation Agent, in its reasonable discretion, determines that the relevant Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. Additional Business Centre

For the purposes of determining the definition of a "Business Day", the Additional Business Centre shall be Amsterdam.

7. The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Administration Report in respect of Segregated Portfolio II, the monthly performance report in respect of the Sage Shares and all relevant information, render a note monthly report (each, a '**Note Monthly Report**") prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV of each Note as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Administration Report in respect of Segregated Portfolio II as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the monthly performance report in respect of the Sage Shares as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Issuer, the Administrator and to the Noteholders no later than thirty calendar days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Administration Report, monthly performance report in respect of the Sage Shares and of such relevant information for the purposes of providing such Note Monthly Report.

Potential purchasers of the Notes should be aware that the Calculation Agent is part of the Robeco group and Rabobank Nederland group and is acting as the Investment Manager in respect of the Class II Ordinary Shares and as such a conflict of interest may arise in relation to the performance of its functions as described hereunder and in the Class II Offering Memorandum.

Potential purchasers of the Notes should be aware that Robeco-Sage Capital Management, L.L.C. is part of the Robeco group and Rabobank Nederland group and is acting as the investment manager in respect of the Sage Shares.

Potential purchasers of the Notes should also be aware that the Dealer is also part of the Robeco Group and the Rabobank Nederland group and is the holder of all the Class II Ordinary Shares and has entered into Currency Exchange Contracts, Interest Rate Hedge Transactions and a Funding Swap Transaction with Robeco Fixed Income Structures Reference Entity SPC and as such a conflict of interest may arise in relation to the performance of its functions as described hereunder and in the Class II Offering Memorandum.

ANNEX 1

ENGLISH SUMMARY OF THE PRINCIPAL TERMS OF THE ROBECO SAGE EQUITY OPPORTUNITIES BOND NOV 05/15 (EUR) (THE "NOTES")

EUR 90,000,000 Notes to be issued by Rabobank Nederland under its EUR 7,000,000,000 Principal Protected Medium Term Note Programme dated 1st July, 2005 (the "**Offering Circular**"). This English language summary contains the principal terms of the Notes. The Notes are linked to the Class II Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC in respect of which information is contained in the Offering Memorandum dated 18th April, 2005 and the Supplemental Offering Memorandum dated 15th November, 2005 (together, the "**Class II Offering Memorandum**"), a copy of which is attached in Annex 2. The Class II Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC are in turn linked to the Class G shares to be issued by Robeco-Sage Capital International, Ltd. in respect of which information is contained in the Offering Memorandum dated January, 2005 (the "**Sage Offering Memorandum**"), a copy of which is attached in Annex 3.

For a full description of the terms of the Notes, investors are advised to read the Offering Circular, the Supplement dated 15th November, 2005, the Class II Offering Memorandum and the Sage Offering Memorandum. Noteholders are deemed to be fully aware of the contents thereof.

The issue date of the Notes is 17th November, 2005. The Notes may be subscribed for during the period from and including 3rd October, 2005 up to and including 8th November, 2005 at 17:00 (Amsterdam time). Rabobank Nederland and the Dealer reserve the right to reduce or extend the Subscription Period and to cancel the issue entirely or to reduce or increase the issue size. Such event will be published in the *Euronext Amsterdam Daily Official List* and in a leading daily newspaper of general circulation in the Netherlands, which is expected to be *Het Financieele Dagblad*. The Dealer reserves the right to allocate the Notes systematically.

The Notes are to be issued in the denomination of EUR 1,000. Investors can subscribe in multiples of EUR 1,000 to be issued at an issue price of EUR 1,000.

The Notes will be represented by a global note, which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream**") on the issue date.

Principal Payments

Unless previously redeemed or purchased and cancelled, each Note will be redeemed by Rabobank Nederland on 17th November, 2015 (the "**Maturity Date**") at an amount equivalent to the aggregate of:

(i) EUR 1,000; and

(ii) the redemption proceeds paid by Robeco Fixed Income Structures Reference Entity SPC in respect of each of the Class II Ordinary Shares as of the final Business Day of October 2015.

For the avoidance of doubt, if the Trading Termination Event has occurred in respect of Segregated Portfolio II prior to the final Business Day of October 2015, the amount payable under sub-paragraph (ii) above shall be deemed to be zero, provided that the Trading Termination Event Payment Amount has been paid prior to the Maturity Date.

If, at any time prior to the final Business Day of October 2015, all Class II Ordinary Shares shall be redeemed as a consequence of the occurrence of the Trading Termination Event , an amount equal to

the Trading Termination Event Payment Amount will be paid to in respect of each Note as soon as possible thereafter.

Robeco Fixed Income Structures Reference Entity SPC/Robeco-Sage Capital International, Ltd.

Robeco Fixed Income Structures Reference Entity SPC will invest its assets in Segregated Portfolio II only in the Sage Shares to be issued by Robeco-Sage Capital International, Ltd. and cash. In addition, Robeco Fixed Income Structures Reference Entity SPC will also use the assets in Segregated Portfolio II to satisfy its obligations in respect of the Derivative Transactions entered into for the account of Segregated Portfolio II and in payment of all fees and expenses associated with Segregated Portfolio II.

The Sage Shares will be issued by Robeco-Sage Capital International, Ltd. Robeco-Sage Capital International, Ltd is a private investment fund incorporated in November 1999 under the name Sage Capital International, Ltd. as a Cayman Islands exempted company with limited liability. Robeco-Sage Capital International, Ltd. is a regulated mutual fund for the purposes of the Mutual Funds Law (2003 Revision) of the Cayman Islands and is registered with the Monetary Authority of the Cayman Islands pursuant to section 4(3) of that law.

Robeco Institutional Asset Management B.V., registered with the Authority for the Financial Markets in the Netherlands (*Autoriteit Financiële Markten*) as a broker (*effectenbemiddelaar*) and as an asset manager (*vermogensbeheerder*), will invest, on behalf of Robeco Fixed Income Structures Reference Entity SPC, the assets of Segregated Portfolio II in the Sage Shares pursuant to and in accordance with the provisions in the investment management agreement as described in the Class II Offering Memorandum.

A change in the value of the Sage Shares held by Segregated Portfolio II, will directly influence the value of the Class II Ordinary Shares. Since each Note references the value of one Class II Ordinary Share, a change in the value of one Class II Ordinary Share will be reflected by the change in the value of such Note. The minimum value of a Class II Ordinary Share is zero.

No assurance can be given that the investment objective of Robeco Fixed Income Structures Reference Entity SPC in respect of Segregated Portfolio II or Robeco-Sage Capital International, Ltd. in respect of the Sage Shares will be achieved.

Funding Swap

In order to raise additional funds for investment in the Sage Shares, Robeco Fixed Income Structures Reference Entity SPC (for the account of Segregated Portfolio II) will enter into a Funding Swap transaction with Robeco Direct N.V.

On or about the Initial Offering Date, Robeco Fixed Income Structures Reference Entity SPC (for the account of Segregated Portfolio II) will receive from Robeco Direct N.V., EUR 41,000,000.

The notional of the Funding Swap can be adjusted from time to time. Every month, accrued interest will be added to the notional of the Funding Swap. In the event of a Trading Termination Event or on the scheduled maturity date of the Funding Swap, Robeco Direct N.V. will receive from Robeco Fixed Income Structures Reference Entity SPC (for the account of Segregated Portfolio II) an amount equal to the sum of the notional of the Funding Swap and the accrued interest thereon which has not yet been added.

Currency Forward Contracts

Although the Class II Ordinary Shares are Euro denominated, the Sage Shares are denominated in U.S. Dollars. In order to reduce the impact of this currency exchange risk, Robeco Fixed Income Structures Reference Entity SPC (for the account of Segregated Portfolio II) will enter into Currency Forward Contracts with Robeco Direct N.V. However, although the Currency Forward Contracts are intended to reduce the impact of currency exchange risk to which investors in the Notes are exposed, there is no assurance that all such risk will be eliminated.

Interest Rate Hedge Transactions

In respect of each Note, its net asset value comprises the net asset value of a Class II Ordinary Share and its Zero-Note Value. As interest rates fluctuate, such fluctuations will affect the zero-note value of each Note, and therefore the net asset value of each Note.

In order to reduce the interest rate risks to which investors in the Notes are exposed, Robeco Fixed Income Structures Reference Entity SPC (for the account of Segregated Portfolio II) will enter into Interest Rate Hedge Transactions with Robeco Direct N.V. Following the execution of such Interest Rate Hedge Transactions, it is expected that as interest rates fluctuate, any such fluctuation will have an effect on the net asset value of a Class II Ordinary Share which is opposite to the effect which such fluctuation will have on the zero-note value of each Note, thereby reducing most of the interest rate exposure of investors in the Notes. However, although the Interest Rate Hedge Transactions are intended to reduce the impact of the interest rate risk to which investors in the Notes are exposed, there is no assurance that all such risk will be eliminated.

General

The fees and expenses incurred by Robeco Fixed Income Structures Reference Entity SPC in respect of Segregated Portfolio II will be paid out of Segregated Portfolio II and all fees and expenses incurred by Robeco-Sage Capital International, Ltd. in respect of the Sage Shares will be paid by Robeco-Sage Capital International, Ltd. These fees and expenses are described in detail in the Class II Offering Memorandum and the Sage Offering Memorandum respectively.

Application has been made to list the Notes on Euronext Amsterdam N.V.

Notwithstanding that the Minimum Redemption Amount in respect of each Note is equivalent to EUR 1,000 at the Maturity Date, there is no guarantee that the net asset value of each Note will exceed such Minimum Redemption Amount prior to the Maturity Date. Any movements in the net asset value of each Note are likely to be reflected in the price quoted on Euronext Amsterdam. However, the price on Euronext Amsterdam is determined by supply and demand factors and does not necessarily correspond to the net asset value of the Notes.

This English language summary of the principal conditions contains a summary of the terms as described in the Offering Circular, the Supplement and the attached annexes (Annex 1 excluded). In case of any inconsistencies or differences between this summary and the Offering Circular, the Supplement and attached annexes (Annex 1 excluded), the Offering Circular, the Supplement and attached annexes (Annex 1 excluded) will prevail.

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE ROBECO SAGE EQUITY OPPORTUNITIES OBLIGATIE NOV 05/15 (EUR) (de "NOTES")

Onder het Euro 7.000.000.000 'Principal Protected Medium Term Note Programme' gedateerd op 1 juli 2005 (hierna: het "Programma") geeft Rabobank Nederland voor EUR 90,000,000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement op de Notes is afhankelijk van de waardeontwikkeling van de Klasse II Aandelen, die zullen worden uitgegeven door Robeco Fixed Income Structures Reference Entity SPC. Informatie over Robeco Fixed Income Structures Reference Entity SPC is opgenomen in het Engelstalige Offering Memorandum gedateerd op 18 april 2005 en het Engelstalige Supplemental Offering Memorandum gedateerd op 15 november 2005 (samen het "Klasse II Prospectus"), die zijn bijgevoegd als Annex 2. De Klasse II Aandelen zijn op hun beurt weer afhankelijk van de waardeontwikkeling van de Klasse G Aandelen, die zullen worden uitgegeven door Robeco-Sage Capital International, Ltd. Informatie over Robeco-Sage Capital International, Ltd. is opgenomen in het Engelstalige Offering Memorandum gedateerd januari 2005 (het "Sage Prospectus"), dat is bijgevoegd als Annex 3.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 1 juli 2005 en de Engelstalige Supplement, gedateerd 15 november 2005 (hierna: de "Programmabijlage"), het Klasse II Prospectus en het Sage Prospectus.

De uitgiftedatum van de Notes is gesteld op 17 november 2005. De inschrijvingsperiode begint op 3 oktober 2005 en eindigt op 8 november 2005 om 17.00 uur. Rabobank Nederland en de Dealer behouden zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten of te verlengen en om het aanbod terug te trekken of het bedrag van de uitgifte te verhogen of te verlagen. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam N.V. en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal Het Financieele Dagblad voor een dergelijke publicatie worden gekozen. De Dealer behoudt zich het recht voor om de Notes toe te wijzen op een systematische wijze.

De Notes worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van EUR 1.000, uitgegeven tegen een uitgifteprijs van EUR 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "Euroclear") en Clearstream Banking, societe anonyme (hierna: "Clearstream"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Aflossing

Voor zover niet eerder afgelost of teruggekocht en ingetrokken, zal elke Note zal op de einddatum een aflossing betalen welke gelijk zal zijn aan de som van:

(i) EUR 1.000; en

(ii) de door Robeco Fixed Income Structures Reference Entity SPC op de laatste werkdag in oktober 2015 uit te betalen waarde van een door haar uitgegeven Klasse II Aandeel.

Indien, als gevolg van een vervroegde beëindiging door het zogenaamde "Trading Termination Event", op de laatste werkdag in oktober 2015 geen Klasse II Aandelen uitstaan, is de waarde onder (ii) gelijk aan nul.

In het geval dat het zogenaamde "Trading Termination Event" zich voordoet, wordt ter afwikkeling daarvan zo spoedig mogelijk daarna een bedrag uitbetaald gelijk aan de uit te betalen waarde van een Klasse II Aandeel op dat moment en zullen de Notes op einddatum EUR 1.000 aan aflossing betalen.

Robeco Fixed Income Structures Reference Entity SPC/Robeco-Sage Capital International, Ltd.

Robeco Fixed Income Structures Reference Entity SPC belegt de middelen van Segregated Portfolio II in de Klasse G Aandelen die zijn uitgegeven door Robeco-Sage Capital International, Ltd. of houdt ze aan als kasgeld. Daarnaast gebruikt Robeco Fixed Income Structures Reference Entity SPC de middelen in Segregated Portfolio II voor het aangaan van transacties die beogen de rentegevoeligheid van de Notes te verlagen en voor transactie die beogen het valutarisico te verlagen, of voor het betalen van kosten van Robeco Fixed Income Structures Reference Entity SPC.

De Klasse G Aandelen worden uitgegeven door Robeco-Sage Capital International, Ltd. Het beleggingsfonds Robeco-Sage Capital International, Ltd. is opgericht in november 1999 en is gevestigd op de Kaaiman Eilanden als een vennootschap met beperkte aansprakelijkheid. Robeco-Sage Capital International, Ltd. is een gereguleerd fonds onder de Mutual Funds Law (2003 Revision) van de Kaaiman Eilanden en is geregistreerd bij de Monetary Authority of the Cayman Islands volgens lid 4(3) van deze wet.

De middelen van Segregated Portfolio II worden in overeenstemming met de voorwaarden in de investment management overeenkomst, zoals uiteengezet in het Klasse II Prospectus, in de Klasse G Aandelen van Robeco-Sage Capital International, Ltd. belegd door Robeco Institutional Asset Management B.V. Robeco Institutional Asset Management B.V. is bij de Autoriteit Financiële Markten als effectenbemiddelaar en als vermogensbeheerder geregistreerd.

Een waardeverandering van de Klasse G Aandelen die door Segregated Portfolio II worden aangehouden werkt direct door in de waarde van de Klasse II Aandelen. Aangezien elke Note refereert aan een Klasse II Aandeel, komt de waardeverandering van een Klasse II Aandeel volledig ten goede of ten laste van een Note. De minimumwaarde van een Klasse II aandeel kan niet kleiner zijn dan nul.

Let op: Er kan geen garantie worden gegeven dat de beleggingsdoelstellingen van Robeco Fixed Income Structures Reference Entity SPC met betrekking tot Segregated Portfolio II of Robeco-Sage Capital International, Ltd. worden behaald.

Funding Swap

Om additionele middelen te kunnen investeren in de Klasse G aandelen, zal Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio II) een Funding Swap transactie aangaan met Robeco Direct N.V.

Onder deze transactie zal Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio II) op of rond de emissiedatum van Robeco Direct N.V. EUR 41,000,000 ontvangen.

De nominale waarde van de Funding Swap kan gedurende de looptijd aangepast worden. Aan het eind van elke maand zal de opgelopen rente worden bijgeschreven bij de nominale waarde. Indien er een Trading Termination Event optreedt, of bij het bereiken van de verwachte afloopdatum van de Funding Swap, zal Robeco Direct N.V. van Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio II) een bedrag ontvangen gelijk aan de nominale waarde van de Funding Swap plus opgelopen rente die nog niet bijgeschreven is.

Valuta Termijn Contracten

Terwijl de Klasse II Aandelen in Euro gedenomineerd zijn, luiden de Klasse G Aandelen in U.S. Dollar. Om het effect van dit valutarisico te beperken, zal Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio II) Valuta Termijn Contracten afsluiten met Robeco Direct N.V. Hoewel deze transacties het doel hebben het effect van fluctuaties in de Euro-U.S. dollar wisselkoers

op de waarde van de Notes te verlagen, wil dit niet zeggen dat wisselkoersfluctuaties helemaal geen invloed op de waardeontwikkeling van de Notes hebben.

Verlagen van het renterisico

De intrinsieke waarde van een Note is gelijk aan de waarde van een Klasse II Aandeel plus de waarde van een zero-coupon note. Aangezien renteveranderingen invloed hebben op de waarde van de zero-coupon note, zullen deze renteveranderingen ook invloed hebben op de waarde van de Note.

Om de rentegevoeligheid van de Notes te verlagen, zal Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio II) transacties aangaan die als doel hebben het renterisico te verlagen. Door deze transacties zullen renteveranderingen een tegengesteld effect hebben op de waarde van Klasse II Aandelen ten opzichte van het effect dat renteveranderingen op de waarde van de zero-coupon notes hebben. Als gevolg zullen de Notes minder gevoelig voor renteveranderingen zijn dan anders van een vergelijkbaar product zal mogen worden verwacht. Hoewel deze transacties het doel hebben het effect van de rente op de waarde van de Notes te verlagen, wil dit niet zeggen dat renteveranderingen helemaal geen invloed op de waardeontwikkeling van de Notes hebben.

Algemeen

Alle kosten met betrekking tot Robeco Fixed Income Structures Reference Entity SPC worden gedragen door Segregated Portfolio II en alle kosten met betrekking Robeco-Sage Capital International, Ltd. door Robeco-Sage Capital International, Ltd. Deze kosten worden beschreven in respectievelijk het Klasse II Prospectus en het Sage Prospectus.

Voor de Notes is notering aan Euronext Amsterdam N.V. aangevraagd.

De intrinsieke waarde van de Notes kan gedurende de looptijd onder de nominale waarde komen te liggen. Een dergelijke waardevermindering zal in de beurskoers van de Notes tot uitdrukking kunnen komen. De beurskoers komt tot stand door vraag en aanbod en kan daardoor afwijken van de gepubliceerde indicatieve intrinsieke waarde van de Notes.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het volledige Engelstalige Programma, de Programmabijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd). Het Engelstalige Programma, de Programmabijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd) zijn doorslaggevend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

ANNEX 2

Robeco Fixed Income Structures Reference Entity SPC

CLASS II OFFERING MEMORANDUM

Robeco Fixed Income Structures Reference Entity SPC

SUPPLEMENTAL OFFERING MEMORANDUM

RECEIVED
2005 DEC 21 P 1:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

SERIES NO: 1498A
TRANCHE NO: 1
EUR70,000,000 Index Linked Notes due October 2017

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 11 November 2005.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1498A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EURO (EUR)
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR70,000,000
	(ii) Series:	EUR70,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR100,000
7	Issue Date:	15 November 2005
	Interest Commencement Date	Not Applicable
8	Maturity Date:	15 November 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Index Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	Please item 19 (iv) below
	(ii) Calculation Agent responsible for calculating the interest due	Barclays Bank PLC
	(iii) Basket	Not Applicable
	(iv) Provisions for determining Coupon where calculated by reference to Index and/or Formula	The Rate of Interest per Denomination applicable in respect of the Interest Payment Date is equal to the Index performance and it shall be determined by the Calculation Agent; in accordance with the following formula above

$$\text{Notional Amount} * \left[Max\left(0, \left(\frac{80\% * Index_o - Index_{dec}}{Index_0}\right)\right)\right]$$

For the purpose of this Condition the following mean:

$Index_0$ means 3,242.25

$Index_{dec}$ means the closing price of the Index on 22 December 2006

	(v) Index Valuation Date	22 December 2006
	(vi) Valuation Time	The Scheduled closing time of the exchange
	(vii) Sponsor	STOXX Limited
	(viii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable	As per Condition 9
	(ix) Interest or Calculation Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the Interest Payment Date
	(x) Determination Date	Not Applicable
	(xi) Specified Interest Payment Dates	Once on 29 December 2006

	(xii)	Business Day Convention	Modified Following Business Day Convention
	(xiii)	Business Centre(s) (Condition 1(a)):	TARGET
	(xiv)	Minimum Rate/Amount of Interest	Not Applicable
	(xv)	Maximum Rate/Amount of Interest	Not Applicable
	(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(xvii)	Exchange	Eurex
	(xviiii)	Related Exchange:	Any exchange where trading has a material effect on the overall market for futures and options contracts relating to the Index, as determined by the Calculation Agent
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR100,000 per Note of EUR100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Applicable
	(i)	Formula:	If the daily official closing level, from and including the 27 October 2005 up to and including Valuation Date (continuous observation) is greater than 60 percent (1,945.35) of its respective index initial, the redemption amount shall be determined by the Calculation Agent in accordance with the formula below

$$100.00\% + \left[Participation * Max\left(0, \left(\frac{Index_T - Index_0}{Index_0}\right)\right)\right]$$

For the purpose of this Condition the following mean:

Index $_t$" means the arithmetic average of the closing Index level of the Index on the Index Averaging Dates (**Index Averaging Dates**). If any $Index_t$ Averaging Date is not an Exchange Business Day, such $Index_t$ Averaging Date shall be the next succeeding Exchange Business Day following such $Index_t$ Averaging Date, unless it would thereby fall into the next calendar month, in which such event such date shall be brought forward to the immediately preceding Exchange Business Day ; and

$Index_0$ means 3,242.25;

Participation means 166.50%

Index Averaging Dates" means the 27th day of each month, commencing from and including 27 November 2016 up to and including the Valuation Date

(ii)	Calculation Agent responsible for calculating the Redemption Amount	Barclays Bank PLC
(iii)	Basket	Not Applicable
(iv)	Index:	Dow Jones Euro STOXX50
(v)	Valuation Time	The Scheduled closing time for the exchange
(vi)	Index Valuation Date:	27 October 2017
(vii)	Exchange	Eurex
(viii)	Related Exchange	Any exchange where trading has a material effect on the overall market for futures and options contracts relating to the Index, as determined by the Calculation Agent
(ix)	Sponsor	STOXX Limited
(x)	Market Disruption Event	Applicable
(xi)	Such other additional terms or provisions as may be required	Not Applicable

27 **Early Redemption Amount**

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not	Not Applicable

denominated in Euro):

42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the relevant Index Sponsors. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the relevant Index Sponsors, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Regulated Market with effect from 15 November 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,180

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Autoriteit Financiële Markten, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Not Applicable

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (*Fixed Rate Notes Only*) Not Applicable
Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Dow Jones Euro Stoxx 50 Index disclaimer:

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)* Not Applicable

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0234391745

(ii)	Common Code:	023439174
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ....

Duly authorised

Final Terms dated 14 November 2005

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
Issue of Euro 13,000,000
Rabo Rentelift Obligatie due 2015
under the Euro 7,000,000,000 Principal Protected Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 1 July, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl and copies may be obtained from Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht, The Netherlands.

1	(i) Issuer:	Rabobank Nederland
2	(i) Series Number:	45
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	- Tranche:	EUR 13,000,000
	- Series:	EUR 13000,000
5	Issue Price of Tranche:	100.00 per cent.
6	Specified Denominations:	EUR 1,000
7	Issue Date:	18 November 2005
8	Maturity Date:	18 November 2015
9	Interest Basis:	Fixed Rate changing into Cumulative Step-Up Reverse Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 18 November 2006 the Notes shall bear interest at the Fixed Rate; and For the period from and including 18 November 2006 to but excluding the Maturity Date the Notes shall bear interest at the Step-Up Reverse Floating Rate
12	Call Option *(Condition 4(c))*:	Issuer Call (further particulars specified below)

13	Status of the Notes:	Senior
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions:** *(Condition 3(a))*	Applicable
	(i) Rate of Interest:	6.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Dates:	18 May 2006 and 18 November 2006, subject to adjustment in accordance with the Modified Following Business Day Convention. For these purposes, Modified Following Business Day shall mean if any Interest Payment Date would otherwise fall on a day which is not a TARGET Business Day, it shall be postponed to the next day which is a TARGET Business Day unless it would thereby fall into the next calendar month, in which event the Interest Payment Date shall be brought forward to the immediately preceding TARGET Business Day.
	(iii) Fixed Coupon Amount(s):	EUR 30.00 per EUR 1,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Provisions:** *(Condition 3(b))*	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates *(Condition 3(b)(i))*:	The Interest shall be payable semi-annually in arrear, on 18 May and 18 November in each year, commencing on 18 May 2007 and ending on the Maturity Date
	(ii) Business Day Convention *(Condition 3(b)(i))*:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s) *(Condition 3(b)(i) – definition of Business Day)*:	Not Applicable

(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined *(Condition 3(b)(ii))*:	Screen Rate Determination The Rate of Interest for each Interest Period determined by the Calculation Agent in accordance with the following formula: Previous Coupon + (2 multiplied by (Reference Rate – Margin)) Where: "**Previous Coupon**" means From (and including) the Specified Interest Payment Date falling on 18 May 2007 to (and including) the Specified Interest Payment Date falling on 18 November 2009 the Rate of Interest calculated in respect of the immediately preceding Interest Period. From (and including) Specified Interest Payment Date falling on 18 May 2010 to (and including) the Maturity Date the Rate of Interest calculated in respect of the Specified Interest Payment Date falling on 18 November 2009.
(v)	Party responsible for calculating the Rate of Interest and Interest Amount(s) (if not the Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
(vi)	Screen Rate Determination *(Condition 3(b)(ii)(B))* :	Applicable
	- Reference Rate:	6 month EURIBOR
	- Interest Determination Date(s):	Two TARGET Business Days prior to each Interest Period
	- Relevant Screen Page:	Moneyline Telerate Page 248
(vii)	ISDA Determination *(Condition 3(b)(ii)(A))*:	Not Applicable
(viii)	Margin(s):	From and including 18 November 2006 to but excluding 18 May 2007: 2.95 per cent. per annum payable semi-annually in arrear From and including 18 May 2007 to but excluding 18 November 2007: 3.20 per cent. per annum payable semi-annually in arrear From and including 18 November 2007 to but excluding 18 May 2008: 3.45 per cent. per annum payable semi-annually in arrear From and including 18 May 2008 to but excluding 18 November 2008: 3.70 per cent. per annum payable semi-annually in arrear

		<u>From and including 18 November 2008 to but excluding 18 May 2009:</u> 3.95 per cent. per annum payable semi-annually in arrear <u>From and including 18 May 2009 to but excluding 18 November 2009:</u> 4.20 per cent. per annum payable semi-annually in arrear
(ix)	Minimum Rate of Interest *(Condition 3(b)(iii)* :	Zero per cent. per annum
(x)	Maximum Rate of Interest *(Condition 3(b)(iii)* :	Not Applicable
(xi)	Day Count Fraction *(Condition 3(b)(iv))*:	30/360 (unadjusted)
(xii)	Fall back provisions, rounding provisions, and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

17	**Zero Coupon Note Provisions:** *(Condition 4(e)(iv))*	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

18	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

19	**Equity Linked Note Provisions:** *(Condition 5)*	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

20	**Index Linked Notes Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	***Issuer Call:*** *(Condition 4(c))*	*Applicable*
(i)	Optional Redemption Date(s):	18 May and 18 November in each year, commencing on 18 November 2006 and ending on 18 May 2015, with each such date being subject to adjustment in accordance with provision 16(ii) above
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
(iii)	If redeemable in part:	Not Applicable
(iv)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date

22	Issuers option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes *(Condition 4(d))*:	Not Applicable
23	**Final Redemption Amount of each Note:** *(Condition 4(a))*	EUR 1,000 per Note of EUR 1,000 Specified Denomination
24	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the *Condition 4(e)* :	Yes, as set out in the Conditions
25	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) *(Condition 8)*:	No
27	Form of Notes *(Condition 1)*:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
28	Additional Financial Centre(s) or other special provisions relating to Payment Day *(Condition 7(e))*:	TARGET
29	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
30	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment *(Conditions 3(d) and 4(g)* :	Not Applicable
31	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made *(Condition 4(f))*:	Not Applicable
32	Redenomination applicable:	Redenomination not applicable
33	Calculation Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
34	Other final terms:	Not Applicable

DISTRIBUTION

35	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
36	If non-syndicated, name of relevant Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court, One Queenhithe, London, EC4V 3RL

37	Total Commission and Concession:	Not Applicable
38	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39	Additional selling restrictions:	Not Applicable

LISTING APPLICATION

The Final Terms comprise the final terms required to list the issue of Notes described herein pursuant to the Euro 7,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1. **Listing**

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from 18 November 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 20,000

2. **Ratings**

Ratings: The Notes have not been rated.

3. **Notification**

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the competent authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Ireland, Belgium, Luxembourg, UK, France, Germany, Greece, Italy.

4. **Interests of Natural and Legal Persons Involved in the Issue**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **Reasons for the Offer, Estimated Net Proceeds and Total Expenses**

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds:	EUR 13,000,000
(iii)	Estimated total expenses:	EUR 38,000

6. **YIELD** (Fixed Rate Notes only)

Indication of yield: 6.09 per cent. per annum up to 18 November 2006 payable annually on a 30/360 basis.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7. **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS** (*Index-Linked Interest Notes only*)

Not Applicable

9. **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

Not Applicable

10. **OPERATIONAL INFORMATION**

(i)	ISIN Code:	XS0234116365
(ii)	Common Code:	023411636
(iii)	Fondscode:	15589
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société¤ anonyme and the relevant identification number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vii)	Offer Period:	The offer of the Notes is expected to open at 9.00 hours (Amsterdam Time) on 28 October 2005 and close at 17.00 hours (Amsterdam time) on 11 November 2005 or such earlier or later date or time as the Issuer may determine and will be announced in Euronext Amsterdam Daily Official List and in a leading daily newspaper of general circulation in the Netherlands, which is expected to be Het Financieele Dagblad.
(viii)	Reduction of subscription:	Subscriptions in excess of the Issue amount will be reduced systematically. Reduction will be announced by the Issuer as soon as practicable after closure of the Offer Period or such earlier date as the Issuer may determine and will be announced in Euronext Amsterdam Daily Official List and in a leading daily newspaper of general circulation in the Netherlands, which is expected to be Het Financieele Dagblad.
(ix)	Maximum and minimum subscription amount:	EUR 5,000,000 and EUR 500,000,000

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1505A
TRANCHE NO: 1

EUR 10,000,000 Index Linked Interest Notes 2005 due 18th November 2020 (the "Notes")

Issue Price: 100 per cent.

Goldman Sachs International

The date of these Final Terms is 16th November, 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11th July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7th October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15th October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11th July 2005, in each case dated 8th September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	*Issuer:*		*Coöperatieve Centrale Raiffeisen-* Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1505A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 10,000,000
	(ii)	Series:	EUR 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	18th November 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18th November 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Not Applicable

11	Redemption/Payment Basis:	Index Linked Redemption The Redemption Amount shall be determined as provided in paragraph 26.
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Applicable

(i)	Formula:	100% of the Aggregate Nominal Amount plus Supplemental Payment Amount Where: Supplemental Payment Amount means an amount in EUR equal to the Aggregate Nominal Amount multiplied by the greater of: (i) 0.00% (ii) The Final Index Return – 100% (iii) 100% x (Lookback Level – 100%) In no case shall the Supplemental Payment Amount be less than zero.
(ii)	Calculation Agent responsible for calculating the Redemption Amount:	Goldman Sachs International
(iii)	Index:	Dow Jones EUROSTOXX 50^{SM} INDEX (Bloomberg: SX5E) as published by the Sponsor
(iv)	Valuation Time:	The Scheduled Closing Time on the relevant Exchange on the relevant Index Valuation Date, in relation to the Index to be valued. If the relevant Exchange closes prior to its Scheduled Closing Time and the specified Valuation Time is after the actual closing time for its regular trading session, then the Valuation Time shall be such actual closing time. Where: "Scheduled Closing Time" means, in respect of an Exchange or the Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of such Exchange or Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours. "Scheduled Trading Day" means any day on which (i) the Sponsor is scheduled to publish the level of the Index; and (ii) the Exchange or Related Exchange is scheduled to be open for trading for its regular trading session.

(v)	Index Valuation Dates:	31st December 2005 and annually thereafter on each 31st December up to and including 31st December 2019. If such date is not a Scheduled Trading Day, the Index Valuation Date shall be the next following Scheduled Trading Day. For the avoidance of doubt there will be a total of 15 Index Valuation Dates.
(vi)	Exchange:	In respect of each Component Security the stock exchange (from time to time) on which such Component Security is, in the determination of the Calculation Agent, listed. "Component Security" means each component security of the Index
(vii)	Related Exchange:	EUREX or any successor to such exchange or quotation system.
(viii)	Sponsor:	STOXX LIMITED or any successor thereto
(ix)	Market Disruption Event:	Applicable
(x)	Such other additional terms or provisions as may be required:	"Lookback Level" means the maximum Index Return achieved on any of the Index Valuation Dates, expressed as a percentage. "Index Return" will be determined on each Index Valuation Date and means for any given Index Valuation Date: The Reference Price on that Index Valuation Date divided by the Reference Price on the Strike Fixing Date, expressed as a percentage. "Final Index Return" means the Reference Price on the Final Valuation Date divided by the Reference Price on the Strike Fixing Date, expressed as a percentage. "Reference Price" means the Official Closing Price of the Index. If the Reference Price is not published for the Index on the relevant Index Valuation Date then the Index Valuation Date shall be the next following Scheduled Trading Day.

"Strike Fixing Date" means 7th November 2005

"Final Valuation Date" means 7th November 2020

"Official Closing Price" means, in relation to each Index Valuation Date, the official closing level of the Index at the Valuation Time on such Index Valuation Date as determined by the Calculation Agent in its sole and absolute discretion.

For the avoidance of doubt, Condition 9 includes the provisions for determining the Supplemental Payment Amount where calculation by reference to Index and/or Formula is impossible or impracticable.

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment"
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Goldman Sachs International 133 Fleet Street, London EC4A 2BB, U.K.

38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable
GENERAL		
40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 18th November 2005.
(iii)	Estimate of total expenses related to admission to trading:	Eur 5,200

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.5 Reasons for the offer, estimated net proceeds and total expenses

5 Yield *(Fixed Rate Notes Only)* Not Applicable

6 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

7 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

The information contained in these Final Terms relating to the Index consists of extracts from or summaries of information which is publicly available. The Issuer has not independently verified any such information, and does not accept any responsibility for error or omission, other than accepting responsibility for accurately extracting and/or summarising the information relating to the Index. Investors may acquire such further information as they deem necessary in relation to the Index from such publicly available information as they deem appropriate. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgment and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer or the Dealer.

General Description

The Dow Jones EuroSTOXX 50 Index

The Notes are not sponsored, endorsed, sold or promoted by STOXX Limited (the Sponsor) or Dow Jones & Company, Inc. (Dow Jones). Neither the Sponsor nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of the Sponsor to the Issuer is of the licensor of the Dow Jones EuroSTOXX 50 Index and of certain trademarks, tradenames and service marks of the Sponsor and as the sublicensor of certain trademarks, trade names and service marks of Dow Jones. The Dow Jones EuroSTOXX 50 Index is determined, composed and calculated by the Sponsor without regard to the Issuer or the Notes. Neither the Sponsor nor Dow Jones is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither the Sponsor nor Dow Jones has any obligation or liability in connection with the administration marketing or trading of the Notes.

NEITHER THE SPONSOR NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EUROSTOXX 50 INDEX OR ANY DATA INCLUDED THEREIN, AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NEITHER THE SPONSOR NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES EUROSTOXX 50 INDEX OR ANY DATA INCLUDED THEREIN. NEITHER THE SPONSOR NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EUROSTOXX 50 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER THE SPONSOR OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN THE SPONSOR AND THE ISSUER.

The Dow Jones EUROSTOXX 50 Index is owned by the Sponsor. The name of Dow Jones EUROSTOXX 50 is a service mark of Dow Jones and has been licensed for certain purposes by the Issuer.

The Dow Jones EURO STOXX 50SM Index (the "Index") is a capitalisation-weighted index sponsored and published by STOXX Limited (the "Sponsor"), a partnership between Deutsche Börse AG, Dow Jones and Company, ParisBourseSBF SA and SWX Swiss Exchange. The Index is composed of 50 European blue-chip stocks from those countries participating in EMU. The objective of the Index is to provide a definitive standard for measuring stock market performance on an Eurozone basis and to provide a liquid base for derivative products.

The methodology used to construct and maintain the Index aims to produce an investable index in which all constituent stocks are readily accessible and well traded.

The Index is computed only on the basis of the traded prices during the official trading hours on the various exchanges where the 50 stocks are listed. The official closing value for the Index is calculated using the closing level of each stock that did trade and adjusted closing prices of the previous trading day for those stocks that did not trade on the current day.

Computation of the Index

The Index is calculated with Laspeyres formula as follows:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} (p_{it} \cdot q_{it} \cdot X_{it}^{EURO})}{C_t \cdot \sum_{i=1}^{n} (p_{i0} \cdot q_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

The above mentioned formula can be simplified as follows:

$\text{Index}_t = M_t / D_t$

where:

D_t is B_t / base value = divisor at time (t)

n is the number of stocks in the Index;

p_{i0} is the closing price of stock (i) at the base date;

q_{i0} is the number of shares of company (i) at the base date;

p_{it} is the price of stock (i) at time (t);

q_{it} is the number of shares of company (i) at time (t);

C_t is the adjustment factor for the base date market capitalisation;

t is the time the Index is computed;

M_t is market capitalisation of the Index at time (t); and

B_t is adjusted base date market capitalisation of the Index at time (t).

X is the cross rate: domestic currency in euros of company (i) at time (t).

The base date for the Index is 31st December, 1991. The base value is equal to 1,000.

The Sponsor will provide annually or quarterly adjustments of the divisor in order to maintain a correspondence between the composition and weighting changes of the Index, and the underlying market. Adjustments are made whenever there is a change in the composition of the Index, such as additions, deletions, or replacements of companies. The Index is updated and re-published every 15 seconds on Bloomberg. Corporate actions and capital changes such as mergers, acquisitions, spin-offs, rights offerings, repurchases of shares, public offerings, and special cash or stock distributions of other than the same stock, may also require adjustments to be made.

Historical Performance

The following table shows the highest and lowest closing levels of the Index for the periods indicated.

The historical performance of the Index should not be taken as an indication of future performance.

Date	High	Low
2000	5,464.43	4,500.69
2001	4,787.45	2,877.68
2002	3,833.09	2,150.27
2003	2,760.66	1,849.64
January 2002	3,833.09	3,576.60
February 2002	3,682.69	3,430.18
March 2002	3,796.26	3,645.33
April 2002	3,748.44	3,538.74
May 2002	3,595.73	3,388.44
June 2002	3,382.54	2,928.72
July 2002	3,165.47	2,438.31
August 2002	2,872.02	2,447.32
September 2002	2,723.14	2,187.22
October 2002	2,549.84	2,150.27
November 2002	2,669.89	2,434.73
December 2002	2,662.49	2,364.99
January 2003	2,529.86	2,154.53
February 2003	2,280.82	2,058.97
March 2003	2,249.11	1,849.64
April 2003	2,365.97	2,067.23
May 2003	2,389.70	2,229.43
June 2003	2,527.44	2,365.76
July 2003	2,519.79	2,366.86
August 2003	2,593.55	2,436.06
September 2003	2,641.55	2,395.87
October 2003	2,575.04	2,434.63
November 2003	2,657.60	2,568.71
December 2003	2,760.66	2,651.41
January 2004	2,896.78	2,782.52
February 2004	2,932.95	2,816.34
March 2004	2,959.71	2,702.05
April 2004	2,905.88	2,787.48
May 2004	2,823.37	2,659.85
June 2004	2,840.04	2,713.29
July 2004	2,806.62	2,640.61
August 2004	2,712.45	2,580.04
September 2004	2,790.67	2,691.67
October 2004	2,734.37	2,834.62
November 2004	2,834.03	2,922.24
December 2004	2,955.11	2,888.02
January 2005	2,984.59	2,924.01
February 2005	3,686.95	2,924.01
March 2005	3,114.54	3,032.13
April 2005	3,090.72	2,930.10
May 2005	3,096.34	2,949.09

June 2005	3,190.80	3,099.20
July 2005	3,333.05	3,170.06
August 2005	3,370.84	3,224.10
September 2005	3,429.42	3,274.42
October 2005	3,464.23	3,241.14

The official closing level of the Index on 14th November 2005 is 3412.19
Source: Bloomberg

Alteration or Discontinuance of the Dow Jones EURO STOXX 50 Index

The provisions of in Condition 9 apply in the event of an alteration to, or the non-publication or discontinuance of, the Index.

8 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

9 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

10 Operational information

(i)	ISIN Code:	XS0235070488
(ii)	Common Code:	023507048
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Goldman Sachs International as Calculation Agent, 133 Fleet Street, London EC4A 2BB, U.K.

Signed on behalf of the Issuer:



By: ____________________
Duly authorised



Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland)

2.00 % Bonds 2005–2011

1st Reopening by CHF 225 000 000
New total amount: CHF 775 000 000



Rabobank

Prospectus dated 16 November 2005

Interest Rate	2.00 % p.a., payable annually on 7 February, for the first time on 7 February 2006.
Issue Price	The Syndicate Banks named below have subscribed the Bonds at 101.855 % of their nominal amount (before commission plus accrued interest of 284 days).
Price for Placement	The price for placement of the Bonds will be fixed in accordance with supply and demand
Life	5 years and 76 days, fixed
Payment Date	21 November 2005
Redemption	7 February 2011, at par
Early Redemption	For tax reasons only, anytime at par following a notice period according to the terms and conditions of the Bonds.
Reopening of the Issue	Rabobank Nederland reserves the right to reopen this issue according to the terms and conditions of the Bonds.
Denominations	CHF 5000 nominal and multiples thereof
Form of the Bonds	The Bonds will be represented by a Permanent Global Bond. Bondholders do not have the right to request the delivery of definitive Bonds.
Covenants	Pari Passu Clause, Negative Pledge Clause, Cross Default Clause
Listing	The listing will be applied for on the main segment of the SWX Swiss Exchange. The Bonds have provisionally been admitted on 17 November 2005 at SWX Swiss Exchange.
Governing Law and Jurisdiction	The Bonds and all contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction shall be the courts of Zurich.
Rating	The outstanding long-term debt is rated "AAA" by Standard & Poor's Rating Group and "Aaa" by Moody's.
Sales Restrictions	U.S.A., U.S. persons, United Kingdom, Italy and EEA
Issuer's Name and Address	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Croeselaan 18, P.O. Box 17100 3500 HG Utrecht, The Netherlands
Lead Manager	UBS Investment Bank
Security No. / ISIN Common Code	until payment date: 2.309.706 / CH0023097063 / 023326973 after payment date: 2.038.710 / CH0020387103 / 020985216

For further Information on the Issuer and for the Annual Report of the Issuer please refer to the Prospectus: 1.50 % Bonds Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland) 2005–2010 of CHF 500 mln (Security Number: 2.211.332, ISIN: CH0022113325) dated 2 August 2005. For Information on the Interim Report 2005 please refer to the Prospectus: 2.125 % Bonds Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland) 2005–2017 of CHF 400 mln (Security Number: 2.270.847, ISIN: CH0022708470) dated 4 October 2005.

Copies of this Prospectus and the above mentioned Prospectus are available at UBS Investment Bank, a business group of UBS AG, Transactions Legal, P. O. Box, CH-8098 Zurich, Switzerland, or can be ordered by telephone (+41-44-239 47 03) and fax (+41-44-239 21 11) or by email swiss-prospectus@ubs.com 24 hours a day.

TABLE OF CONTENTS

SALES RESTRICTIONS

A) United States of America / U.S. persons

1. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

   UBS AG has not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of their distribution at any time or (ii) otherwise until 31 December 2005, except in accordance with Rule 903 of Regulation S under the Securities Act.

   Accordingly, neither UBS AG and their affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds, and they have complied and will comply with the offering restrictions requirement of Regulation S. UBS AG agrees that, at or prior to confirmation of any sale of Bonds, they will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases Bonds from them during the Restricted Period (as defined below), a notice substantially to the following effect:

   "The Bonds covered hereby have not been registered under the U.S. Securities Act of 1933 as amended (the 'Securities Act') and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 31 December 2005, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

   Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

2. UBS AG represents and agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

3. In addition,

   (1) except to the extent permitted under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the "D Rules"),

      a) UBS AG represents and agrees that it has not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland, and

      b) UBS AG represents and agrees that it has not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

   (2) UBS AG represents and agrees that it has and throughout the Restricted Period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

   (3) if UBS AG is a U.S. person, it represents that it is acquiring Bonds in bearer form for the purposes of resale in connection with the original issuance of Bonds and if it retains Bonds in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

   (4) with respect to each affiliate that acquires from UBS AG Bonds for the purpose of offering or selling Bonds during the Restricted Period, UBS AG repeats and confirms the representations and agreements contained in clauses (1), (2) and (3) on its behalf.

   Terms used in this paragraph 3 have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

   The "Restricted Period" means that period expiring on 31 December 2005, except that any offer or sale of Bonds by UBS AG shall be deemed to be during the Restricted Period if UBS AG holds Bonds as part of an unsold allotment.

B) United Kingdom

UBS AG represents, warrants and agrees that:

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company.

C) Italy

The offering of the Bonds has not been cleared by CONSOB (the Italian Securities Exchange Commission) or the Bank of Italy pursuant to Italian securities legislation and, accordingly, no Bonds may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Bonds be distributed in the Republic of Italy, except:

(a) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Bonds or distribution of copies of the Offering Circular or any other document relating to the Bonds in the Republic of Italy under paragraph (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

D) European Economic Area[1)]

UBS AG has represented and agreed that it has not offered and will not offer any Bonds to persons in any Member State of the European Economic Area, except that it may offer [Bonds] in any Member State:

a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, all as shown in its last annual or consolidated accounts; or

c) in any circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

[1)] In each EEA member state additional local selling restrictions might apply which must be complied with. No registration of securities offered nor a publication of a prospectus outside of Switzerland is intended.

For the purposes of this provision, the expression "offer" in relation to any Bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

E) General

The Bonds are only to be offered or sold by UBS AG and any offering material or other communication relating to the distribution of the Bonds is only to be distributed as far as such offer or sale or such distribution is consistent with the applicable law of any territory, jurisdiction and, without limitation, the selling restrictions set out above.

TAXATION

General

The following summary describes the principal Dutch tax consequences of the acquisition, holding, redemption and disposal of Bonds, which term, for the purpose of this summary includes Coupons, Receipts and Talons. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Bonds. Each prospective Bondholder should consult a professional adviser with respect to the tax consequences of an investment in the Bonds. The discussion of certain Dutch taxes set forth below is included for general information purposes only.

This summary is based on the Dutch tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of Prospectus, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

Withholding Tax

No Dutch withholding tax is due upon payments on the Bonds, provided that the Bonds do not in fact have the function of equity of the Issuer within the meaning of Article 10(1)(d) of the Corporate Income Tax Act 1969.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If the Bondholder is resident or deemed to be resident of the Netherlands, subject to Dutch corporate income tax and the Bonds are attributable to its (deemed) business in the Netherlands, income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds are generally taxable in the Netherlands.

If the Bondholder is an individual and resident or deemed to be resident of the Netherlands for Dutch tax purposes (including the individual Bondholder who has opted to be taxed as a resident of the Netherlands), the income derived from the Bonds and the gains realised upon the redemption and disposal of the Bonds are taxable at the progressive rates of the Income Tax Act 2001, if:

(i) the Bondholder has an enterprise or an interest in an enterprise, to which enterprise the Bonds are attributable; or

(ii) such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) applies to the individual Bondholder, the actual income derived from the Bonds and the actual gains realised upon the redemption and disposal of the Bonds will not be taxable. Instead, such Bondholder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (sparen en beleggen) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" (rendementsgrondslag) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual"s yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Bonds will be included in the individual's yield basis.

Non-residents of the Netherlands

A Bondholder that is not a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes (nor, if he or she is an individual, has opted to be taxed as a resident of the Netherlands) is not taxable in respect of income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds, unless:

(i) the Bondholder has an enterprise or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which Dutch permanent establishment or permanent representative the Bonds are attributable, or

(ii) the Bondholder is an individual and such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) in the Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities in the Netherlands with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

Gift and Inheritance Taxes

Residents of the Netherlands

Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Bonds by way of a gift by, or on the death of, a Bondholder who is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his or her death.

An individual of the Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift tax only if he or she has been resident in the Netherlands at any time during the twelve months preceding the time of the gift.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the Bonds by way of gift by, or as a result of the death of, a Bondholder who is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, unless:

(i) such Bondholder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Dutch permanent establishment or permanent representative the Bonds are or were attributable; or

(ii) the Bonds are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(iii) in the case of a gift of the Bonds by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death, being a resident or deemed to be a resident of the Netherlands.

Treaties

Treaties may limit the Dutch sovereignty to levy gift and inheritance tax.

Other Taxes and Duties

No Dutch VAT, capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a Bondholder in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Bonds.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect to switch to the provision of details), to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Residency

A Bondholder will not become a resident, or a deemed resident, of the Netherlands for tax purposes by reason only of the Bondholder's acquisition (by way of Issue or transfer to it), holding or enforcement, of the Bonds.

GENERAL INFORMATION

Notice to Investors

This Prospectus contains particulars for the purpose of giving information with regard to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer" or "Rabobank Nederland") and this Swiss franc bond issue of 2.00 % Bonds 2005–2011, 1st Reopening by CHF 225,000,000 (new total amount: CHF 775,000,000 (the "Bonds").

Authorization

Pursuant to a resolution of the appropriate internal body of Rabobank Nederland of 14 October 2005 and a Bond Purchase and Paying Agency Agreement dated 16 November 2005 among the Issuer and UBS AG, acting through its business group UBS Investment Bank, the Issuer has decided to reopen the 2.00 % Bonds 2005–2011, due on 7 February 2011 by CHF 225,000,000 (new total amount: CHF 775,000,000).

Net Proceeds

The net proceeds of the issue of the Bonds, being the amount of CHF 230,911,250.00 will be used by the Issuer for general corporate purposes. UBS AG shall not have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Bonds.

Representation

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange UBS AG has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

No material adverse change

Except as disclosed herein, there has been no material adverse change, nor any event involving a prospective material adverse change, in the assets and liabilities, financial position of prospects of the Issuer since 31 December 2004.

Litigation

Neither the Issuer nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware), which may have a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Auditors

The financial statements of the Issuer have been audited for the two financial years preceding the date of this document by Ernst & Young Accountants, Euclideslaan 1, 3584 BL Utrecht.

Outlook for the full year 2005

Rabobank expects a limited increase in income in the remainder of the year due to shrinking interest margins. Rabobank Group will have to continue to keep a tight rein on costs for the rest of the year. This should lead to total expanses for the whole of 2005 remaining at the same level as for 2004. Barring unforeseen circumstances, Rabobank therefore expects to maintain net profit growth at a minimum of 12 % for the full year.

Responsibility

The Issuer accepts responsibility for all information contained in this Prospectus and has taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein whether of fact or opinion.

Utrecht, 16 November 2005

Rabobank Nederland

TERMS OF THE BONDS

The Terms of the 2.00% Bonds 2005–2011 reopened by Coöperatieve Centrale Raiffeisen – Boerenleenbank B. A. (Rabobank Nederland) (the "Issuer") by CHF 225,000,000 (new total amount CHF 775,000,000) are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Global Permanent Certificate"). Each Holder retains a quotal co-ownership interest *(Miteigentumsanteil)* in the Permanent Global Certificate to the extent of his claim against the Issuer. The Permanent Global Certificate will be deposited by UBS AG, acting through its business group UBS Investment Bank, Zurich ("UBS AG") with SIS SEGAINTERSETTLE AG, in Olten, Switzerland ("SIS") or any other securities clearing system (the "Depositories"), approved by the SWX Swiss Exchange ("SWX") until final redemption or printing of the Bonds.

Holders do not have the right to demand the printing of definitive Bonds and Coupons. If UBS AG deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e. g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, UBS AG shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i. e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 7 February 2005 to 7 February 2011 at the rate of 2% per annum, payable annually in arrears on 7 February of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 7 February 2006.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100% of their principal amount (hereinafter called "Final Redemption Value") without further notice on 7 February 2011 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applicable stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to UBS AG for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of UBS AG, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to UBS AG which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by UBS AG of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, UBS AG will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

UBS AG

Credit Suisse First Boston
Credit Suisse
ABN AMRO Bank N.V., Amsterdam, Zurich Branch
Bank Julius Baer & Co. Ltd.
Bank Sarasin & Cie. Ltd
Bank Vontobel AG
Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch
BNP PARIBAS (SUISSE) SA
Cantonalbanks of Switzerland
PICTET & CIE
Rüd, Blass & Cie AG
Schweizer Verband der Raiffeisenbanken

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, UBS AG shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, UBS AG may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of UBS AG as Principal Paying Agent, all references to UBS AG shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 7 February 2005, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any other indebtedness which is both (a) represented by bonds or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) denominated or payable or optionally payable in or by reference to any currency other than Euro, except if prior approval has been granted by UBS AG.

8. Events of Default

UBS AG has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by UBS AG of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 34,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary (which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of UBS AG such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

UBS AG has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by UBS AG.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90 % or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of UBS AG in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to UBS AG and the interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of UBS AG;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to UBS AG.

Any substitution shall be published in accordance with Section 14.

In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of UBS AG in Zurich against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and UBS AG may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the main segment of SWX.

The Issuer will use reasonable endeavors to have the Bonds listed on SWX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by UBS AG electronically on the website www.swx.com in accordance with the rules and regulations of SWX.

All notices to the Issuer by any Bondholder or Couponholder shall be transmitted through UBS AG exclusively.

15. Applicable Law and Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being the City of Zurich.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of UBS AG, Zurich, and appoints UBS AG as its agent for service of process. UBS AG shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 UBS AG or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10 % (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require UBS AG to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which UBS AG has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by UBS AG on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by UBS AG in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders' meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25 %
each Extraordinary Resolution:	66 %.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50 % of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50 % of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 17:

each Ordinary Resolution:	51 %
each Extraordinary Resolution:	66 %

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond, or
- to reduce the amount of principal or premium (if any) payable on any Bond, or
- to change the date of interest payment of any Bond, or
- to change the rate of interest or the method of computation of interest of any Bond, or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond, or
- to amend or modify or waive the whole or any parts of Sections 2, 6, 7, 8 or 9 above or Subsections 17.7 through 17.10, or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 15 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.

Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of UBS AG. Any such decision of UBS AG shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and UBS AG on behalf of the Bondholders and Couponholders, provided that in the sole opinion of UBS AG such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

GENERAL INFORMATION OF THE ISSUER

DESCRIPTION OF BUSINESS OF THE RABOBANK GROUP

General

The Rabobank Group is one of the largest banking organisations in the Netherlands and the largest mortgage lending and savings organisation in the Netherlands by market share. We are one of the 25 largest banking institutions in the world in terms of assets and Tier I capital. We offer a broad range of financial, insurance and asset management services across retail, corporate and commercial sectors, both domestically and internationally. The Rabobank Group has the highest credit ratings awarded by the international rating agencies Moody's (Aaa since 1986) and Standard & Poor's (AAA since 1985). On a consolidated basis, our total assets were € 475 billion at December 31, 2004. At December 31, 2004, we had 50,216 full-time equivalent employees.

The Rabobank Group is comprised of the cooperative Rabobank Nederland, the cooperative local Rabobanks, which are members of Rabobank Nederland and are also licensed credit institutions, and Rabobank Nederland's specialised subsidiaries. We had 288 local Rabobanks and 1,299 branches located throughout the Netherlands at December 31, 2004. The local Rabobanks are themselves cooperative entities that draw all of their members from their customers. See "The Rabobank Group Structure".

Rabobank Nederland, the local Rabobanks and certain subsidiaries in the Rabobank Group are linked through a "Cross-Guarantee System". The Cross-Guarantee System provides for intra-Group credit support among Rabobank Nederland, all local Rabobanks and certain of our subsidiaries that are the other participating institutions. Under the Cross-Guarantee System, the participants are liable for making funds available to cover the other participants' shortfall in funds needed to meet their financial obligations. See "The Rabobank Group Structure – The Cross-Guarantee System".

The various entities within the Rabobank Group comprise a network of "competence centres" which provide financial services and products to the local Rabobanks and to each other. This networked expertise allows us to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. We therefore seek to combine the best of two worlds: the local presence of the local Rabobanks and the expertise and scale of a large organisation. The underlying purpose of Rabobank Nederland's cooperative structure is to provide high quality services and products to its customers at reasonable prices, while maintaining the financial stability of the Rabobank Group.

Historically, we engaged primarily in lending to the agricultural and horticultural sectors in the Dutch market. Since the 1990s, we have also offered a wide variety of commercial banking and other financial services not only in the Netherlands but also internationally. As part of an ongoing programme, we have increased both the number and type of products and services available to our customers in order to diversify from a traditional savings and mortgage-based business to be a provider of a full range of financial products and services, both in the Netherlands and internationally. To this end we pursue an "Allfinanz" concept, meaning that we provide an integrated range of financial services comprised primarily of Domestic Retail Banking, Wholesale and International Retail Banking, Asset Management and Investment, Insurance, Leasing and Real Estate to a wide range of both individual and corporate customers. As part of this Allfinanz strategy, we focus on operations that produce fee-based income in addition to our traditional interest-based income sources.

Through Rabobank Nederland, the local Rabobanks and our specialised subsidiaries, the Rabobank Group provides services in the following six core business areas: Domestic Retail Banking, Wholesale and International Retail Banking, Asset Management and Investment, Insurance, Leasing and Real Estate. The diagram below sets forth the organisational structure of Rabobank Nederland, the local Rabobanks and the specialised subsidiaries that engage in our core business areas.

The Structure of the Rabobank Group



1.46 million members
(members of Local Rabobanks)
288 cooperative Local Rabobanks
(members of Rabobank Nederland)
Rabobank Nederland
Wholesale Banking
Local Rabobanks (Retail Banking)
Other
Corporate Clients
Rabobank International
Market management
Product/market entities
Staff and Services
Rabofacet
Gilde
Obvion
Life Insurance pensions, Occupational health and safety and Non-life insurance
Interpolis
Asset Management Investment
Robeco
Schretlen
Alex
Leasing
De Lage Landen
Real Estate
Rabo Vastgoed
FGH Bank

Domestic Retail Banking

We provide a variety of lending and savings services in the Netherlands through our network of local Rabobanks and their domestic offices and agencies. From January 1, 2004 through December 31, 2004, we had a market share of 25 % of new home mortgages in the Dutch mortgage market (20.6 % by local Rabobanks and 4.6 % by Obvion N.V. ("Obvion"); source: Dutch Land Registry Office (Kadaster)). At the end of 2004, we had an 84 % market share of loans and advances made by banks to the Dutch primary agricultural sector (measured by sample tests performed by ourselves). At the end of 2004, we also had a 40 % market share of domestic loans to the trade, industry and services sector (i. e., small enterprises with less than 100 employees; measured by sample tests performed by ourselves). At December 31, 2004 we had a 39 % market share in the Dutch savings market (source: Statistics Netherlands (Centraal Bureau voor de Statistiek)). The foregoing percentages in this paragraph should be read as percentages of the relevant Dutch market as a whole.

For the year ended December 31, 2004, our Domestic Retail Banking operations accounted for 54 %, or € 1,524 million, of our operating profit before taxation[1].

Wholesale and International Retail Banking

Through Rabobank Nederland Corporate Clients ("RNCC") and Rabobank International, which includes Rabo Securities, we provide a variety of wholesale banking services, including advising on mergers and acquisitions and stock transactions, lending and providing special financing arrangements to both domestic and international corporate clients. Rabobank International is also responsible for the international retail operations. For the year ended December 31, 2004, our Wholesale and International Retail Banking operations accounted for 32 %, or € 908 million, of our operating profit before taxation[1)].

[1)] As the Rabobank Group conducts more activities than the six core business areas, the gross operating profits of the six core business areas do not add up to 100% of consolidated operating profit before taxation.

Rabo Securities N.V. has merged into Rabobank Nederland as per July 1, 2005. After the merger the business of Rabo Securities will continue its activities under the name Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives) and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities).

Asset Management and Investment

We provide asset management, investment and private banking services to private, institutional and corporate investors through a number of subsidiaries. Robeco is the competence centre for asset management services within the Rabobank Group, offering financial products and services to our Asset Management and Investment operations. Schretlen operates our private banking activities in the Netherlands and internationally.

The internet-brokerage activities are conducted under the trade name Alex. Alex provides investment services to its clients via the internet. For the year ended December 31, 2004, our Asset Management and Investment operations accounted for 7 %, or € 196 million of our operating profit before taxation.

Insurance

Our insurance activities are undertaken primarily through Interpolis, in 2004 a top five non-life insurance company in the Netherlands in terms of market share. Through its subsidiaries, Interpolis provides comprehensive life and non-life insurance services to our retail, agricultural and corporate customers. For the year ended December 31, 2004, premiums from life, non-life insurance and reinsurance activities were € 2,319 million, € 1,498 million and € 195 million, respectively. Operating profit before taxation from our Insurance operations, at € 308 million, accounted for 11% of our operating profit before taxation for the year ended December 31, 2004.

Leasing

Our leasing activities are undertaken primarily by De Lage Landen. De Lage Landen provides factoring and leasing services to corporate borrowers, mainly in the food and agribusiness, technology, healthcare and banking industries. At December 31, 2004, De Lage Landen had a loan portfolio of approximately € 13.0 billion. Operating profit before taxation from our Leasing operations, at € 212 million, accounted for 8 % of our operating profit before taxation for the year ended December 31, 2004.

Real Estate

We provide a variety of real estate services to institutional and corporate clients through our Rabo Vastgoed entity and FGH Bank, which we acquired in October 2003. Rabo Vastgoed is our real estate project development and finance arm and FGH Bank specialises in commercial real estate financing. For the year ended December 31, 2004, our Real Estate operations accounted for 3 %, or € 85 million, of our operating profit before taxation.

Recent Developments

Eureko

On 21 September 2005 Rabobank Nederland and Eureko signed the Merger Agreement resulting from the Letter of Intent of 27 April 2005. It was agreed that Interpolis, the insurance operation of Rabobank, will merge with Achmea, the Netherlands' operation of Eureko, in consideration of which, Rabobank will increase its current 5 percent shareholding in Eureko with 32 percent to 37 percent. In addition, there will be a further exchange of members at the Supervisory Boards. The co-operation between Rabobank and Eureko creates the largest insurance group in the Dutch market.

Effectenbank Stroeve

In July 2005 Rabobank sold Effectenbank Stroeve to Kredietbank S.A., Luxembourgeoise.

Expansion of activities in Brazil

In April 2005 Rabobank announced to strengthen its position in Brazil substantially.
Rabobank International is to establish a separate division that will provide financing (in US dollars) to the top of the country's farming community. For this purpose, 25 offices in the key agricultural states of Brazil will be opened. The portfolio of agricultural loans in Brazil is expected to rise as a result to nearly US$ 2 billion in the years ahead.

Merger between Rabobank Nederland and Rabo Securities N.V.

On 1 July 2005 Rabo Securities N.V. and Rabobank Nederland merged. Rabo Securities will operate its activities under the name Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. and the tradenames Rabobank International Equity Derivatives and Rabo Securities.

Sekerbank

In July 2005 Rabobank signed an agreement to acquire a 36.5% interest in Sekerbank I.A.S. After acquiring this interest Rabobank will conduct a tender offer which will bring the interest of Rabobank to at least 51%.

Gilde Investment Management

Gilde Investment Management, the investment company of the Gilde companies, was sold to its management on 1 August 2005. The sale does not affect the participations in the Gilde funds which are held by Rabobank.

Rabobank development program

The Rabobank development program has been set up to help foreign loan cooperatives in developing countries to grow into full-fledged cooperative banks. As main part of this program Rabobank announced on 25 August 2005 to acquire 49% of the shares of the National Microfinance Bank In Tanzania. On 19 October 2005 Rabobank announced to have launced a tender offer for 49 per cent of the shares in the state owned Zambia National Commerce Bank.

Bank of Central California

On October 13, 2005 Rabobank and Central Coast Bancorp, the holding company for Community Bank of Central California, announced a transaction agreement through which the Community Bank of Central California will become part of the Rabobank Group. Under the terms of the agreement, Rabobank will acquire all the shares of Central Coast Bancorp for a purchase price of $ 25 per share in cash, or a total purchase price of $ 371 million. The transaction is expected to close in the first quarter of 2006, subject to approval by Central Coast Bancorp shareholders and the receipt of all required regulatory approvals.

Rabobank Membership Certificates III raise € 2.0 billion

On 26 October 2005 Rabobank announced that the issue of Rabobank Membership Certificates III had, just as the previously issued series of membership certificates, been substantially oversubscribed. The issue had been subscribed for a total of € 2.2 billion. € 2.0 billion of this amount has been allotted. A total of € 6.3 billion has been invested to date in membership certificates. The proceeds of the issue will be used to strengthen the bank's equity capital and reserves.

Certain information on important Group companies

Robeco Groep N.V.

Robeco has its statutory seat in Rotterdam, the Netherlands. The objects of Robeco are the provision of investment management services, financial services and acting as a holding and financing company. Its issued and fully paid up share capital amounts to € 4,537,803 (4,537,803 shares with a nominal value € 1 each) as of December 31, 2004. Rabobank Nederland's share in its issued capital is 100 per cent. Robeco's net result in 2004 was € 145.5 million, corresponding to € 32.06 per share. As at December 31, 2004, Rabobank Nederland's liabilities to Robeco amounted to € 424 million (bonds), € 364 million (current account), nil (professional securities transactions) and € 250 million (loans/deposits). Rabobank Nederland's claims on Robeco as at December 31, 2004 amounted to € 249 million (loans) and € 253 million (current account).

De Lage Landen International B.V.

De Lage Landen has its statutory seat in Eindhoven, the Netherlands. The object of De Lage Landen is the provision of factoring and vendor lease services. Its issued share capital amounts to € 132,716,527. Rabobank Nederland's share in its issued share capital is 100 per cent. De Lage Landen's net profit in 2004 was € 139.7 million corresponding to € 644,004.61 per share. In 2004, De Lage Landen did not declare a dividend. As at December 31, 2004, Rabobank Nederland's liabilities to De Lage Landen amounted to € 804 million. As at December 31, 2004 Rabobank Nederland's claims on De Lage Landen amounted to € 10,329 million (loans and current account). All liabilities of De Lage Landen are guaranteed (via the cross guarantee system) by Rabobank Nederland and the other participants of this system.

THE RABOBANK GROUP STRUCTURE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), having its statutory seat in Amsterdam, is a cooperative entity formed primarily as a result of the merger of the two largest banking cooperative entities in the Netherlands on December 22, 1970. A cooperative under Dutch law has members and has the statutory objective to provide for certain material needs of its members. Rabobank Nederland is registered with the Trade Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 30046259 and our executive offices are located at Croeselaan 18, 3521 CB Utrecht, the Netherlands. Our telephone number is +31 (0)30 2160000.

Membership in Rabobank Nederland is open only to cooperative banks whose articles of association have been approved by Rabobank Nederland. Upon obtaining membership, Rabobank Nederland issues a number of shares (par value € 455 each), the number of which is dependent upon the local Rabobank's balance sheet total. Since 1995, no new shares have been issued. The shares are fully paid up on issuance and are not permitted to be pledged, given in usufruct, or otherwise encumbered, alienated or transferred. The articles of association provide that shares may be issued only pursuant to a resolution of the General Meeting proposed by Rabobank Nederland's Executive Board and approved by its Supervisory Board.

Influence and control of the local Rabobanks with respect to Rabobank Nederland are exercised directly or indirectly via representation on two bodies, the Central Delegates Assembly and the General Meeting.

The General Meeting is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board.

The members of the Central Delegates Assembly are the board members of the various Regional Delegates Assemblies ("kringen") which consist of members ("leden") of Rabobank Nederland, the local Rabobanks.

The powers of the Central Delegates Assembly include, amongst other, the establishment of rules that all member banks must comply with and the right to approve the annual plan and the budget of Rabobank Nederland insofar as this concerns the business of the member banks. The outcome can influence Rabobank Nederland's policy. Furthermore, the Central Delegates Assembly has substantive discussions which mainly concern the business of the local Rabobank.

In certain circumstances, Rabobank Nederland may repurchase its shares from the local Rabobanks. Pursuant to the articles of association, each local Rabobank is obliged, by virtue of its membership, to participate in any future issue of shares in the same proportion as the proportion which existed in the year preceding the year of issue, between its balance sheet total and the sum of the balance sheet totals of all local Rabobanks. At December 31, 2004, 1.4 million shares (for an aggregate amount of € 638 million) had been issued to the local Rabobanks.

As members of the Rabobank Nederland cooperative, the local Rabobanks have certain ownership rights with respect to Rabobank Nederland. However, their position with respect to ownership cannot be compared to the position of shareholders in a corporation. Pursuant to Rabobank Nederland's articles of association, if, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the local Rabobanks, as members of Rabobank Nederland at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit in proportion to their respective last adopted balance sheet totals. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining liable parties shall be liable in the same proportion for the amount not recovered. Under the articles of association of Rabobank Nederland, the total amount for which members or former members are liable shall never exceed 3% of its last

adopted balance sheet total. However, this limitation of liability under the articles of association of Rabobank Nederland does not affect the liability of the local Rabobanks under the Cross-Guarantee System and their liability under the compensation agreements, referenced below.

Rabobank Nederland's functions within the Rabobank Group can be broadly divided into three areas. First, it negotiates rights in the name of the local Rabobanks and enters into commitments on their behalf, provided that such commitments have the same implications for all local Rabobanks (for instance, the entering into collective labour agreements on behalf of the local Rabobanks). Second, Rabobank Nederland is entrusted with the supervision of the local Rabobanks pursuant to the provisions of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*. In this capacity, it acts as a "central bank" to the local Rabobanks. Finally, Rabobank Nederland operates its own banking business, both complementary to and independent of the business of the local Rabobanks and is the holding company of the specialised subsidiaries.

The local Rabobanks are organised as cooperative entities under Dutch law and draw all of their members from their customers. Through mergers the number of local Rabobanks has decreased from 328 at December 31, 2003 to 288 at December 31, 2004. At December 31, 2004, the local Rabobanks had approximately 1.46 million members, an increase of approximately 300,000 members from the previous year. Members of the local Rabobanks do not make capital contributions to the local Rabobanks and are not entitled to the equity of the local Rabobanks. Members are not liable for any obligations of the local Rabobanks.

The Cross-Guarantee System

Rabobank Group consists of the local Rabobanks, their central organisation Rabobank Nederland and its subsidiaries and other affiliated entities.

Through their mutual financial association, various Rabobank Group units make up a single organisation. Between these legal entities a liability relationship exists as referred to in Section 12 of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*. This relationship is formalised in an internal 'cross-guarantee' system, which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants are bound towards that institution to supplement that institution's funds in order to enable it to fulfill its obligations towards its creditors. Participating entities within the Rabobank Group are Rabobank Nederland, the local Rabobanks, De Lage Landen International B.V., De Lage Landen Financiering B.V., De Lage Landen Trade Finance B.V., De Lage Landen Financial Services B.V., Schretlen & Co N.V. and Rabohypotheekbank N.V. For regulatory and financial reporting purposes, Rabobank Nederland and the local Rabobanks, as well as the participating subsidiaries are treated as one consolidated entity.

403 Declaration

Rabobank Nederland has assumed liability for the debts arising from legal transactions of a number of other Rabobank Group companies under Section 2:403 of the Dutch Civil Code.

Compensation Agreements

The local Rabobanks are also parties to several compensation agreements whereby shortfalls of local Rabobanks with respect to equity, profitability, loan loss reserves and due to financing losses are financed by charging all other local Rabobanks. In effect, the system interlinks the reserves of the local Rabobanks. In connection therewith, the articles of association of each of the local Rabobanks provide that any surplus balance on the profit and loss account shall be allocated to the general reserve (the "other reserves" according to article 2:373, paragraph 1 sub f Dutch Civil Code), although each local Rabobank can, up to a limit, choose to allocate a portion to causes of local or general interest. The articles of association of each local Rabobank further provide that reserves shall on no account be distributed to the members of the local Rabobank, including upon liquidation.

Under the intra-group credit support system, including the Cross-Guarantee System, local Rabobanks effectively first cover each other's shortfalls, before Rabobank Nederland or any of the other entities become involved.

Rabobank Nederland's "Central Bank" Activities

Capital Adequacy and Liquidity

The Cross-Guarantee System operates in concert with the regulatory and administrative oversight of the local Rabobanks by Rabobank Nederland. Notwithstanding the fact that Rabobank Nederland is supervised by the Dutch Central Bank on a consolidated basis, based on the law (section 12 of the 1992 Act on the Supervision of the Credit System *(Wet toezicht kredietwezen 1992))* Rabobank Nederland has the responsibility for ensuring

compliance by the local Rabobanks with the Dutch Central Bank's capital adequacy and liquidity regulations. The Dutch Central Bank's capital adequacy regulations are intended to preserve a bank's ability to withstand loan losses and other business risks through reserves and retained earnings. The internal standards actually applied by Rabobank Nederland, however, are more conservative than the regulations promulgated by the Dutch Central Bank. This policy partly reflects the fact that local Rabobanks, which cannot raise new capital by the issue of shares, can only grow and maintain an appropriate ratio of reserves to total liabilities by making profits. Any local Rabobank whose ratio of reserves to total liabilities fails to meet internal solvency standards is subject to stricter supervision by Rabobank Nederland. In particular, Rabobank Nederland may restrict such local Rabobank's authority to make lending decisions within the Rabobank Group lending limits.

The local Rabobanks are permitted to have accounts only with Rabobank Nederland, which is the sole outlet for each local Rabobank's excess liquidity and acts as treasurer to the local Rabobanks. Each local Rabobank is also required by Rabobank Nederland to keep a certain portion of its own deposits on current account with Rabobank Nederland.

GOVERNANCE OF THE RABOBANK GROUP

Board of Management

Rabobank Nederland has a Supervisory Board and an Executive Board. The Supervisory Board *(raad van commissarissen)* of Rabobank Nederland consists of at least seven persons and is responsible for monitoring Rabobank Nederland's policy, compliance with applicable legislation and its articles of association and examining and reporting to the General Meeting on the annual statement of accounts. On the recommendation of the Supervisory Board the General Meeting appoints the Rabobank Group's external auditor, whose statement on accounts is also submitted to the General Meeting. Members of the Supervisory Board are, on the recommendation of the Supervisory Board, appointed by the General Meeting. The total remuneration of the members of the Supervisory Board amounted to € 1.2 million in 2004.

The Executive Board *(raad van bestuur)* of Rabobank Nederland consists of at least two members. The number of members is determined by the Supervisory Board. The members are appointed by the Supervisory Board and may be suspended and removed by the Supervisory Board. The Executive Board prepares and executes Group strategy and has responsibility for the appointment, suspension and removal of general managers of Rabobank Nederland and the management of Rabobank Nederland, which includes, under the approval of the Supervisory Board, the authorisation of debenture issues of Rabobank Nederland. The Executive Board is responsible for the compilation of the annual statement of accounts for adoption by the General Meeting and the recommendation of the profit appropriation to Rabobank Nederland's members. At present, the Executive Board consists of six persons. Bert (H.) Heemskerk is the Chairman of the Executive Board of Rabobank Nederland. The total remuneration of the members of the Executive Board amounted to € 10.0 million in 2004.

No individual may be a member of both Rabobank Nederland's Supervisory Board and Rabobank Nederland's Executive Board. No member of the Supervisory Board is permitted to belong to the staff of Rabobank Nederland, a local Rabobank or any institution affiliated with Rabobank Nederland, nor is a member of the Supervisory Board permitted to belong to the Supervisory Board, the Executive Board or the board of directors of a local Rabobank. No member of the Executive Board is permitted to hold office with, or be employed by, any local Rabobank. The members of the Supervisory Board and the Executive Board cannot hold any office with a credit institution within the meaning of the Act on the Supervision of the Credit System 1992 which is not in any way affiliated with Rabobank Nederland.

The following persons, all of whom are resident in the Netherlands except Mr. Berndsen who is resident in Belgium, are appointed members of the Supervisory Board and the Executive Board of Rabobank Nederland.

Supervisory Board of Rabobank Nederland

Name	Born	Year Appointed[2]	Term Expires	Nationality
Lense (L.) Koopmans, Chairman	1943	2002	2009	Dutch
Leo (L.J.M.) Berndsen	1942	2002	2009	Dutch
Teun (T.) de Boon	1941	2002	2008	Dutch
Bernard (B.) Bijvoet	1940	2002	2008	Dutch
Sjoerd (S.E.) Eisma	1949	2002	2008	Dutch
Marinus (M.) Minderhoud	1946	2002	2007	Dutch
Hans (J.A.A.M.) van Rossum	1948	2002	2007	Dutch
Herman (H.C.) Scheffer	1948	2002	2006	Dutch
Martin (M.J.M.) Tielen	1942	2002	2006	Dutch
Aad (A.W.) Veenman	1947	2002	2006	Dutch
Antoon (A.J.A.M.) Vermeer	1949	2002	2007	Dutch
Arnold (A.H.C.M) Walravens	1940	2004	2007	Dutch
Paul (F.M.) Overmars[3]	1945	2005	2009	Dutch

[2] As a result of a 2002 amendment of the management organisation of Rabobank Nederland the former supervisory council was replaced by the supervisory board due to which the appointment date for a number of supervisory directors was fixed at 2002 even though they had been previously on the supervisory council.

[3] At the date of this Offering Circular the appointment is subject to conditions.

Lense (L.) Koopmans: Professor of Economics at the University of Groningen. Chairman of the Board Stichting TBI, which wholly owns TBI Holdings (building and engineering). Chairman of the Supervisory Board of SFB Holding N.V. (social security). Chairman of the Supervisory Board of Siers Group B.V. (infrastructure). Chairman of the Supervisory Board of Burgfonds B.V. (project development). Chairman of the Supervisory Board of Arriva Nederland B.V. (regional transport). Member of the Supervisory Board of Nuon B.V. (electricity). Member of the Supervisory Board of Huntsman Holland B.V. (chemical industry). Member of the Supervisory Board of N.O.M. N.V. (Northern Development Company). Member of the Supervisory Board of Stichting TNO (Research).

Leo (L.J.M.) Berndsen: Member of the Supervisory Board of Corus Nederland B.V. (steel) (until September 29, 2005). Member of the Supervisory Board of AON Nederland (insurance).

Teun (T.) de Boon: Vice-Chairman of development institute ZOD Neere, Burkina Fasso. Senior Adviser of the Netherlands Management Corporation Programme (NMCP). Member of the Board of Directors of the Institute for Latin America.

Bernard (B.) Bijvoet: Chairman of the Supervisory Board of De Eik B.V. (grocery). Chairman of the Supervisory Board of AH Kaascentrale (dairy). Member of the Supervisory Board of Essent N.V. (electricity).

Sjoerd (S.E.) Eisma: Member of the bar in The Hague, partner at De Brauw Blackstone Westbroek N.V. Deputy Judge at the court of law in The Hague, Member of the Supervisory Board of HAL Holding N.V. (investment company). Member of the Supervisory Board of SDU N.V. Government Printing office. Member of the Supervisory Board of Grontmij N.V. Member of the Board of Directors of Directors of HAL pension fund. Member of the Board of Directors of the Anton Philips Fund. Chairman of the Supervisory Council of the Kröller-Müller Museum. Member of the Board of Stichting Steve Reich.

Marinus (M.) Minderhoud: Chairman of the Board of Directors of Vodafone International Holdings B.V. (telecom). Chairman of the Supervisory Board of Getronics (ICT). Chairman of the Supervisory Board of De Hypothekers Associatie B.V. (mortgages), Chairman of the Supervisory Board of Leydse Oranje Nassau Groep B.V., Chairman of the Supervisory Board of Quien B.V., Chairman of the Supervisory Board of Koninklijke Boskalis Westminster N.V., Member of the Supervisory Board of Nuon (electricity), Member of the Supervisory Board of Heembouw Groep B.V., Member of the Supervisory Board of Eureko-Achmea.

Hans (J.A.A.M.) van Rossum: Head of the Administration Department of the Dutch Dairy Commodity Board. Chairman of the Board of Directors Zuid-Holland Investment Fund.

Herman (H.C.) Scheffer: Senior Counsel Boer & Croon (strategy and management). Member of the Supervisory Board of the Coöperatieve Cehave Landbouwbelang (agriculture). Member of the Supervisory Board of Joint Services International N.V. (clothing). Chairman of the Supervisory Board of Bonda's Veevoederbureau B.V. (livestock feeding). Chairman of the Supervisory Board of De Drie Mollen (coffee and tea). Chairman of the Advisory Board of De Telefoongids N.V. (yellow pages).

Martin (M.J.M.) Tielen: Chairman of the Netherlands Feed Industry Association. President of the European Federation for Feed Manufacturers. Member of the European Union Evaluation Commission of the European Association of Establishment for Veterinary Education.

Aad (A.W.) Veenman: Chairman of the Executive Board of N.V. Nederlandse Spoorwegen (Dutch railways). Chairman of the Supervisory Board of Koninklijke Ten Cate N.V. (textile). Member of the Supervisory Board of TENNET B.V.

Antoon (A.J.A.M.) Vermeer: Chairman of the Board of Directors of the Southern Agriculture and Horticulture Organisation. Member of the Board of Directors of the Netherlands' Agriculture and Horticulture Organisation. Chairman of the Supervisory Board of Sovion N.V.

Arnold (A.H.C.M.) Walravens: Vice Chairman of the Supervisory Board of Eureko B.V. Member of the Board of Directors of Achmea Association. Member of the Supervisory Board of OWM Molest-risico W.A.; Member of the Board of Directors of Stichting PVF Nederland. Chairman of the Board of Achmea Re Luxembourg. Chairman of the Board of Directors of Eureko Reinsurance S.A., Luxembourg, Chairman of the Board of Directors of Eureko Re (Dublin) Ltd., Chairman of the Board of Directors of Achmea Re Management Company S.A. Luxembourg, Chairman of the Supervisory Board of Tauw Infra Consult (infrastructure consultancy). Member of the Supervisory Board of CSM N.V. (sugar). Director of MBA Studies and Member of the senate of International Executive Development Center, Bled, Slovenia. Chairman of the Supervisory Board of Wolters Kluwer Nederland B.V. (multi-media publisher).

Paul (F.M.) Overmars: Member of the Supervisory Board of Eureko-Achmea. Member of Executive Committee of Vereniging Achmea. Member of the Executive Committee of VNO-NCW (The Dutch Confederation of Netherlands Industry and Employers).

Executive Board of Rabobank Nederland

Name	Born	Year Appointed	Nationality
Bert (H.) Heemskerk, Chairman	1943	2002	Dutch
Bert (A.) Bruggink	1963	2004	Dutch
Hans (J.C.) ten Cate	1946	2000	Dutch
Piet (P.W.) Moerland	1949	2003	Dutch
Piet (P.J.A.) van Schijndel	1950	2002	Dutch
Rik (D.J.M.G.) baron van Slingelandt	1946	1996	Dutch

Bert (H.) Heemskerk: Mr. Heemskerk was appointed Chairman of the Executive Board of Rabobank Nederland as of December 1, 2002. Mr. Heemskerk was previously the Chairman of the Executive Board of F. van Lanschot Bankiers N.V. from 1991 to 2002. Before moving to F. van Lanschot Bankiers N.V., Mr. Heemskerk worked at AMRO Bank/ABN AMRO for more than 20 years, serving as Director General Netherlands for ABN AMRO Netherlands from 1988 to 1991. Mr. Heemskerk holds several positions outside of Rabobank Nederland's Executive Board, including, among others, as a Member of the Board of Liquidators, a Member of the Board of the Stock Exchange and a Member of the Advisory Council to the Amsterdam Institute of Finance and a member of the Board of Supervisory Directors of VADO (investment fund).

Bert (A.) Bruggink: Mr. Bruggink was appointed Chief Financial Officer of the Executive Board of Rabobank Nederland as of November 15, 2004. Mr. Bruggink joined the Rabobank Group in 1986. After several different jobs in Finance and Control within Rabobank Group, he became Head of Finance and Control Rabobank International (1994-1998) and Group Finance Director Rabobank Group (1998-2004). As CFO he fulfils several additional functions: chairman of the Dutch interbank policy committee on accounting, member of the Dutch interbank policy committee on supervision, member of the Dutch interbank policy committee on monetary policy, member of the Dutch interbank policy committee on risk management, member of the Dutch interbank policy committee of CFO's and member of policy committee on accounting of international bank associations. He also works as a part time professor at the Twente University of Technology (Financial Institutions and Markets).

Mr Bruggink is a member of the consultative panel of CEBS (Committee of European Banking Supervisors).

Hans (J.C.) ten Cate: Mr. ten Cate was appointed to Rabobank Nederland's Executive Board as of September 1, 2000. As one of the two members of the Executive Board responsible for the wholesale business, Mr. ten Cate is primarily responsible for Corporate Clients Rabobank Nederland and the Credit Risk Department. Prior to joining Rabobank Nederland, Mr. ten Cate was employed at AMRO Bank/ABN AMRO for more than 25 years, concluding his tenure there as Senior Executive Vice-president (directeur generaal) Credit & Special Financing in 2000. Within the Rabobank Group, Mr. ten Cate also serves as Chairman of the Supervisory Board of Rabo Vastgoed, Chairman of the Supervisory Board of Gilde, Chairman of the Supervisory Board of De Lage Landen, Chairman of the Supervisory Board of FGH Bank, Vice-Chairman of the Supervisory Board of Robeco, Vice-Chairman of the Yes Bank in India and member of the Supervisory Board of Rabohypotheekbank. Mr. ten Cate also acts as Chairman of the Supervisory Board of Beurs Rotterdam N.V., Treasurer of the Foundation Museum Boijmans van Beuningen and Chairman of the Erasmus University Trust Fund.

Piet (P.W.) Moerland: Mr. Moerland was appointed to Rabobank Nederland's Executive Board as of January 1, 2003. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. Moerland is responsible for Medium and Small scale Business, Shared Services and Facilities and the department that operationally supports the local banks. After completing his degree and dissertation in the field of economics at the Erasmus University of Rotterdam in 1978, Mr. Moerland undertook a position with Rabobank Nederland's Central Group Staff from 1979 to 1980. Mr. Moerland then took a position as a professor of business administration with a focus on economics at the University of Groningen from 1981 to 1987 and as a professor of business economics with a focus on corporate finance at the University of Tilburg from 1988 to 2002. Mr. Moerland also had an unsponsored chair as a professor of corporate governance at the University of Tilburg. Within the Rabobank Group Mr. Moerland serves as a Member of the Supervisory Board of Rabobank International Advisory Services B.V., a Member of the Supervisory Board of Interpolis and a Member of the Board of Directors of Rabobank Foundation. Outside Rabobank, Mr. Moerland serves as a Member of the Supervisory Board of Essent N.V. (electricity), a Member of the Advisory Board of the Netherlands Order of Accountants and Administration Consultants and a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Piet (P.J.A.) van Schijndel: Mr. van Schijndel was appointed to Rabobank Nederland's Executive Board as of December 1, 2002. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. van Schijndel has responsibility for marketing, product development, market support for the local banks, private banking and Group ICT. Mr. van Schijndel took a position as a management consultant with Rabobank Nederland from 1975 to 1977. From 1977 to 1979, Mr. van Schijndel was Head of Insurance Administration. From 1979 to 1983, Mr. van Schijndel was a member of the Staff Group Directorate Insurance. Thereafter, he served as Acting Head and Head of the Insurance and Travel Directorate from 1983 to 1986 and from 1986 to 1990, respectively, Vice-Chairman of the Executive Board of Interpolis from 1990 to 1997 and Chairman of the Executive Board of Interpolis from 1998 to 2002. Mr. van Schijndel serves as Chairman of the Supervisory Boards of Obvion and Rabohypotheebank and as a Member of the Supervisory Board of De Lage Landen, and the joint venture with KBC Bank. Furthermore, Mr. van Schijndel is a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Rik (D.J.M.G.) baron van Slingelandt: Mr. van Slingelandt was appointed to Rabobank Nederland's Executive Board as of February 1, 1996. Mr. van Slingelandt is responsible for Rabobank International Network, Global Financial Markets, Corporate Finance and Wholesale Support. From 1989 to 1996, he was the Director of International Operations for Rabobank Nederland. Mr. van Slingelandt worked with several companies before he joined the Rabobank Group. Mr. van Slingelandt was employed by Nationale Investeringsbank N.V. from 1972 to 1980. From 1980 to 1982, he was employed at Rijn Schelde Verolme as Head of the Financing Department. Subsequently, he was a Financial Director at Verolme Estaleiros Reunidos do Brasil S.A. in Rio de Janeiro (1982 – 1985). He joined the Robeco Group in 1985 as a member of the Investment Committee (until 1989). Mr. van Slingelandt is a member of the executive boards and supervisory boards of a number of Rabobank Group companies, acting as, among others, Chairman of the Managing Board of Rabobank International, Chairman of the Board of Directors of Rabobank Pensioenfonds, Chairman of the Board of Directors of IPB Holding B.V., Chairman of the Supervisory Board of Interpolis, Vice-chairman of the Supervisory Board of BGZ (Bank Gospodarki Zywnosciowej S.A.), Member of the Supervisory Board of Robeco Group N.V. and Member of the Board of Directors of Rabo Australia Ltd. Mr. van Slingelandt also is Vice-chairman of the Board of Directors of Bank Sarasin & Cie. AG, a Member of the Advisory Committee of Issuing Institutions (Euronext) and a Member of the Unico Steering Committee.

REGULATION OF RABOBANK NEDERLAND

General Overview

Rabobank Nederland is a credit institution (kredietinstelling) organised under the laws of the Netherlands. The principal Netherlands law applicable to Rabobank Nederland is the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)* (the "Netherlands Act"), under which Rabobank Nederland is supervised by the Dutch Central Bank and the Dutch Minister of Finance. Rabobank Nederland and the various Rabobank Group entities are also subject to certain European Union ("EU") directives which have a significant impact on the regulation of the Rabobank Group's banking, asset management and broker-dealer businesses in the EU and the regulation and control of local central banks and monetary authorities of the various countries in which we do business.

Rabobank Nederland, the local Rabobanks and the subsidiaries of Rabobank Nederland are in compliance in all material respects with the applicable banking and insurance regulations and capitalisation and capital base requirements of each applicable jurisdiction.

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements develops international capital adequacy guidelines based on the relationship between a bank's capital and its credit risks. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the "Basel guidelines"), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonising the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community and applied to all banks and financial institutions in the EU, and on January 1, 1991, the Dutch Central Bank implemented them and they were made part of Netherlands regulations.

In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988. Since then, several consultative papers for a new capital accord have been released by the Basel Committee on Banking Supervision, which were discussed by several international working parties. The new accord ("Basel II") was published in June 2004. The target is to achieve a flexible framework that is more closely in line with internal risk control and that will result in a more sophisticated credit risk weighting. The Rabobank Group has joined in a number of global exercises initiated by the Basel Committee, aimed at establishing the consequences of Basel II. Given its traditionally low (credit) risk profile, the new capital adequacy requirements for the Rabobank Group are significantly lower than the current ones. The Rabobank Group has already started the implementation of Basel II.

The European Commission has adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework. According to the co-decision procedure, the European Council and European Parliament will have to approve the proposal before the Member States can implement it in their own legislation. The Council and Parliament approved the proposal in October 2005 and the implementation by the Member States is due as per 1 January 2007 or 1 January 2008, depending on the method which is chosen. In the Netherlands, the proposal will need to be transposed into national regulations by the Ministry of Finance. Basel II will impact the areas of risk sensitivity, group structures, equity holdings in non-banks and retail exposures.

European Union Standards

The European Community has adopted a capital adequacy regulation for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the "own funds" of credit institutions (the "Own Funds Directive"), defining qualifying capital ("own funds"), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the "Capital Base Ratio Directive" and, together with the Own Funds Directive, the "EC Directives"), setting forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital Base Ratio Directive and the provisions of the Own Funds Directive into national law directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements. In 2000, the EC adopted the Directive of March 20, 2000 on the taking up and pursuit of the Business of Credit Institutions ("EC Directive 2000/12"), which directive consolidated various previous directives, including the EC Directives.

As stated above, the European Commission has now adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework agreed by the Basel Committee on Banking Supervision. The proposal sets out new rules on capital requirements. The proposal reflects the flexible structure and the major components of Basel II, but has been tailored to the specific features of the EU market.

Instead of the current "one-size-fits-all" approach, the proposed new framework would consist of three different approaches allowing financial institutions to choose the approach most suited to them: simple, intermediate and advanced. The simple and intermediate approaches would be available by end 2006 (but banks could still opt to apply the current rules until end 2007) and the most advanced approaches from end 2007. Rabobank intends to make use of the advanced approach.

On December 16, 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

I. ensure that a financial conglomerate has adequate capital;

II. introduce methods for calculating a conglomerate's overall solvency position;

III. deal with the issues of intra-group transactions, exposure to risk and the suitability and professionalism of management at financial conglomerate level; and

IV. prevent situations in which the same capital is used simultaneously as a buffer against risk in two or more entities which are members of the same financial conglomerate ("double gearing") and where a parent issues debt and downstreams the proceeds as equity to its regulated subsidiaries ("excessive leveraging").

EU Member States have to provide that the provisions of this directive shall first apply to the supervision of accounts for the financial year beginning on January 1, 2005.

Netherlands Regulation

General

In 2001, a major supervisory reform was undertaken in the Netherlands. The sector-oriented supervision (by the Dutch Central Bank on banks, the Pensions and Insurance Supervisory Board on pension funds and insurance institutions and the Netherlands Authority for the Financial Markets on securities institutions) has been replaced by a more functional approach. As of September 2002, supervision has been divided into prudential supervision, carried out by the Dutch Central Bank (which has merged with the Pension and Insurance Supervisory Board), and conduct of business supervision, carried out by the Netherlands Authority for the Financial Markets.

Pursuant to authority granted under the Netherlands Act, the Dutch Central Bank, on behalf of the Dutch Minister of Finance, supervises and regulates the majority of the Rabobank Group's activities. The Netherlands Authority for the Financial Markets supervises conduct of business and compliance with rules and regulations. Set forth below is a brief summary of the principal aspects of the Netherlands Act.

Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992)

Scope of the Act

A credit institution is any enterprise whose business it is to receive funds repayable on demand or subject to notice and to grant credits or make investments for its own account. Rabobank Nederland and various Rabobank Group entities, including each of the local Rabobanks are credit institutions and, because they are engaged in the securities business as well as the commercial banking business, each is considered a "universal bank".

Licensing

Under the Netherlands Act, a credit institution established in the Netherlands is required to obtain a license from the Dutch Central Bank before engaging in any banking activities. The requirements to obtain a license, among others, are as follows: (i) the day-to-day policy of the credit institution must be determined by at least two persons; (ii) the credit institution must have a body of at least three members which has tasks similar to those of a board of supervisory directors; and (iii) the credit institution must have a minimum equity *(eigen vermogen)* of € 5,000,000. Also, the Dutch Central Bank shall refuse to grant a license if, among other things, it is of the view that (i) the persons who determine the day-to-day policy of the credit institution have insufficient expertise to engage in the business of the credit institution, (ii) the interests of (future) creditors could be materially prejudiced given the intentions or credentials of one or more persons who determine the policy of the credit institution or (iii) through a qualified holding in the credit institution, influence on the policy of such enterprise or institution may be exercised which is contrary to "prudent banking policy" *(gezond bankbeleid)*. In addition to certain other grounds, the license may be revoked if a credit institution fails to comply with the requirements for maintaining it.

Reporting and Investigation

A credit institution is required to file with the Dutch Central Bank its annual financial statements in a form approved by the Dutch Central Bank, which includes a balance sheet and a profit and loss statement that have been certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands. In addition, a credit institution is required to file with the Dutch Central Bank or a designated agency monthly balance sheets, on a basis established by the Dutch Central Bank, which also has the option to demand more frequent reports (including reports certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands). The credit institutions' reports to the Dutch Central Bank are required to be "truthful and not misleading".

A credit institution must also inform the Dutch Central Bank of any change in number and the identity or the credentials of the persons determining its day-to-day policy. Furthermore, a credit institution must also inform the Dutch Central Bank if it fails to comply, or to comply fully, with the Dutch Central Bank's standards regarding solvency, liquidity or administrative organisation.

Supervision

The Dutch Central Bank exercises supervision with respect to the solvency and liquidity of credit institutions, supervision of the administrative organisation of credit institutions and structure supervision relating to credit institutions. To this end, the Dutch Central Bank has issued the following general guidelines:

– *Solvency Supervision*

The guidelines of the Dutch Central Bank on solvency supervision require that a credit institution maintains own funds in an amount equal to at least eight per cent. of its risk- weighted assets operations. These guidelines also impose limitations on the aggregate amount of claims (including extensions of credit) a credit institution may have against one debtor or a group of related debtors.

– *Liquidity Supervision*

The guidelines of the Dutch Central Bank relating to liquidity supervision require that a credit institution maintains sufficient liquid assets against certain liabilities of the credit institution. The basic principle of the liquidity directives is that liquid assets must be held against "net" liabilities of credit institutions (after netting out claims and liabilities in a maturity schedule) so that the liabilities can be met on the due dates or on demand, as the case may be. These guidelines impose additional liquidity requirements if the amount of liabilities of a credit institution with respect to one debtor or group of related debtors exceeds a certain limit.

– *Structure Supervision*

The Netherlands Act provides that a credit institution must obtain a declaration of no-objection from the Minister of Finance (or, in certain cases, determined by the Minister of Finance from the Dutch Central Bank) before, among other things, (i) reducing its own funds *(eigen vermogen)* by way of repayment of capital or distribution of reserves or making a distribution from the fund for general banking risks as referred to in article 2:424 of the Dutch Civil Code, (ii) acquiring or increasing a qualified holding in a regulated institution such as a credit institution or other regulated financial institution, if the balance sheet total of that institution at the time of the acquisition or increase amounts to more than 1% of the credit institution's consolidated balance sheet total, (iii) acquiring or increasing a "qualified holding" in another enterprise or institution if the amount paid for the acquisition or the increase together with any amounts paid for prior acquisitions and prior increases exceeds 1% of the consolidated own funds *(eigen vermogen)* of the credit institution, (iv) acquiring all or a substantial part of the assets and liabilities of another enterprise or institution, (v) merging with another enterprise or institution or (vi) proceeding to financial or corporate reorganisation. For purposes of the Netherlands Act, "qualified holding" is defined to mean the holding, directly or indirectly, of an interest of at least 10% of the issued share capital or voting rights in an enterprise or institution, or a similar form of control.

In addition, any person is permitted to hold, acquire or increase a qualified holding in a credit institution, or to exercise any voting power in connection with such holding, only after such declaration of no-objection has been obtained. The Netherlands Act provides for certain (prior) notification requirements applying to credit institutions and persons increasing or reducing their holdings in credit institutions.

– *Administrative Supervision*

The Dutch Central Bank also supervises the administrative organisation of the individual credit institutions, including Rabobank Nederland, their financial accounting system and internal controls. The administrative organisation must be such as to ensure that a credit institution has at all times a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud. As part of the supervision of administrative organisations, the Dutch Central Bank has also stipulated that this system must be able to prevent conflicts of interests, including the abuse of insider information.

Emergencies

The Netherlands Act contains an "emergency regulation" which can be declared in respect of a credit institution by a Dutch court at the request of the Dutch Central Bank if such credit institution is in a position which requires special measures for the protection of its creditors. As of the date of the emergency, only the court appointed administrators have the authority to exercise the powers of the organs of the credit institution. Furthermore, the emergency regulation provides for special measures for the protection of the interests of the creditors of the credit institution. A credit institution can also be declared in a state of bankruptcy by the court.

Rabobank Nederland and the local Rabobanks file consolidated monthly and annual reports that provide a true and fair view of their respective financial position and results with the Dutch Central Bank. Our independent auditors audit these reports annually.



Rabobank

Printed in Switzerland
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Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1352A
TRANCHE NO: 2
£200,000,000 4.625 per cent. Notes 2005 due 2012

(to be consolidated and form a single series with the Issuer's £200,000,000 4.625 per cent. Notes 2005 due 2012 issued on 31 May 2005)

Issue Price: 100.023 per cent. (plus 183 days' accrued interest from and including 31 May 2005 to but excluding 30 November 2005)

Barclays Capital

Rabobank International

The Royal Bank of Scotland

The date of these Final Terms is 28 November 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in Offering Circular dated 11 July 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,00 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are those contained in the offering circular dated 15 October 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1352A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's £200,000,000 4.625 per cent. Notes 2005 due 2012 issued on 31 May 2005 as from 10 January 2006)
3	Specified Currency or Currencies:		Pounds sterling ("**£**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	£200,000,000
	(ii)	Series:	£400,000,000
5	Issue Price:		100.023 per cent. of the Aggregate Nominal Amount (plus 183 days' accrued interest from and including 31 May 2005 to but excluding 30 November 2005)
6	Specified Denominations:		£1,000, £10,000 and £100,000
7	(i)	Issue Date:	30 November 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	31 May 2005
8	Maturity Date:		31 May 2012

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.625 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	31 May in each year commencing on 31 May 2006 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	£46.25 per £1,000 in nominal amount, £462.50 per £10,000 in nominal amount and £4,625 per £100,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable

22	Put Option	Not Applicable
23	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of Each Note	£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
24	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such	No

	Talons mature):	
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands

			The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.125 per cent. of the Aggregate Nominal Amount of Tranche 2 of the Notes
35	If non-syndicated, name and address of Dealer:		Not Applicable
36	Additional selling restrictions:		Not Applicable
37	Subscription period:		Not Applicable

GENERAL

38	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):		Not Applicable
39	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.46, producing a sum of (for Notes not denominated in Euro):		Euro 292,000,000
40	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	Not Applicable
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Not Applicable
	(v)	Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 30 November 2005
(iii)	Estimate of total expenses related to admission to trading:	Euro 4,145

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£204,433,671.23
(iii)	Estimated total expenses:	£250,000 (comprising Dealers' commission only)

6 YIELD

Indication of yield:	4.639 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Temporary ISIN Code: ISIN Code:	XS0236838735 XS0220857436

(ii)	Temporary Common Code: Common Code:	023683873 022085743
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(Rabobank International Equity Derivatives)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1508A
TRANCHE NO: 1

USD 150,000,000 4.625 per cent Notes 2005 due November 30, 2007 (the "Notes")

Issue Price: 100.825 per cent

Credit Suisse First Boston
a division of Credit Suisse

The date of these Final Terms is November 28, 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöpteratieve Centrale Raiffeisen – Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1508A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD 150,000,000
	(ii)	Series:	USD 150,000,000
5	Issue Price:		100.825 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	November 30, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		November 30, 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.625 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rates of Interest:	4.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	November 30 in each year, unadjusted
	(iii)	Fixed Coupon Amount [(s)]:	USD 46.25 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	1.15 per cent
37	If non-syndicated, name and address of Dealer:		Credit Suisse, acting through its division Credit Suisse First Boston Paradeplatz 8 CH-8001 Zurich
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.835227, producing a sum of (for Notes not denominated in Euro):	Euro 125,284,050
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made to list the Notes on the Luxemburg Stock Exchange with effect of November 30, 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,390

2 Ratings

Rating:

The Notes have been rated "AAA" by Stand & Poor's and "Aaa" by Moody's and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	The net proceeds from the issue of the Notes will be used by the Issuer in connection with its banking business
(ii)	Estimated net proceeds	USD 149,502,500
(iii)	Estimated total expenses:	USD 10,000

6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	4.719 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0234713708
(ii)	Common Code:	023471370
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1509A
TRANCHE NO: 1

Issue of TRY 30,000,000 Fixed Rate Notes 2005 due 21 January 2009 (the "Notes")

Issue Price: 100 per cent.

Dealer: KBC Bank NV

The date of these Final Terms is 29 November 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	**1509A**
	(ii)	Tranche Number:	Not Applicable
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	Not Applicable
	(ii)	Series:	TRY 30,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	1 December 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		21 January 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	11.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	
	(i) Rate(s) of Interest:	11.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	21 January in each year / unadjusted (with a first long Interest Period)
	(iii) Fixed Coupon Amount [(s)]:	Not Applicable
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual / Actual - ISDA
	(vi) Determination Date(s) (Condition 1(a)):	21 January in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 specified denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	Not Applicable
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and Istanbul
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		KBC BANK NV, Havenlaan 2, 1080 Brussels, Belgium.
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.624025, producing a sum of (for Notes not denominated in Euro):		EUR 18,720,748.83
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,660

2 Ratings

Rating: The Notes have been rated "AAA" by Standerd & Poor's and "Aaa" by Moody's and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	The net proceeds from the issue of the Notes will be used by the Issuer in connection with its banking business

(ii)	Estimated net proceeds	TRY 30,000,000
(iii)	Estimated total expenses:	Not applicable

6 Yield (*Fixed Rate Notes Only*) 10.965%

7 Operational information

(i)	ISIN Code:	XS0235411732
(ii)	Common Code:	23541173
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery free of payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________
Duly authorised



FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1485A
TRANCHE NO: 1

EUR 100,000,000 Index Linked Interest Notes 2005 due 1 December 2015 (the "Notes")

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 29 November 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1485A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 100,000,000
	(ii)	Series:	EUR 100,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	Issue Date:		1 December 2005
8	Maturity Date:		1 December 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Index Linked Interest
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable

(i) Index/Formula:

The Rate of Interest for each Interest Period shall be a percentage rate determined by the Calculation Agent in accordance with the following:

If $Index_{i,t}$ is equal to or greater than $Index_{i,0}$ for all 3 Indices, then the Rate of Interest for such Interest Period shall be:

t * 6.07 per cent. – Cumulative Interest Rate

otherwise, the Rate of Interest for such Interest Period shall be 0.00 per cent.

Provided that if:

$Index_{i,t}$ is equal to or greater than 1.2 * $Index_{i,0}$ for all 3 Indices (the "Lock in Event"), then the Rate of Interest for every Interest Period from but excluding such Interest Period shall be 6.07 per cent. For the avoidance of doubt, the Rate of Interest for the Interest Period in which such Lock in Event occurs shall be determined in accordance with the formula: t * 6.07 per cent. – Cumulative Interest Rate.

Where:

"**Cumulative Interest Rate**" means the sum of the Rate(s) of Interest for the Interest Period(s) prior to the relevant Interest Period.

"**Closing Level**" means, in respect of any Exchange Business Day and each Index, the official level of the Index quoted on the Exchange as calculated and announced by the Index Sponsor as of the Valuation Time.

"**$Index_i$**" means (1) the Standard & Poor's 500 Index, (2) the Dow Jones Euro Stoxx 50 Index and (3) the Nikkei 225 Stock Average Index, and together the "**Indices**", further particulars of which are set out below:

	Index	Screen Page	Exchange	$Index_{i,0}$
1.	Standard & Poor's 500	Reuters .SPX	Each exchange or quotation system on which each component security of the Index is principally traded	1,186.57
2.	Dow Jones Euro Stoxx 50	Reuters .STOXX50E	Each exchange or quotation system on which each component security of the Index is principally traded	3,349.58
3.	Nikkei 225 Stock Average	Reuters .N225	Tokyo Stock Exchange	13,420.54

"**$Index_{i,0}$**" means the Closing Level of $Index_i$ on 14 October 2005 as set out in the table above.

"**$Index_{i,t}$**" means the Closing Level of $Index_i$ on Valuation $Date_t$.

"**Screen Page**" means, in respect of each Index, the screen page as set out in the table above or any successor page or service which displays such information in respect of the Index.

"**t**" means a number from 1 to 10 representing each relevant Interest Period.

(ii)	Calculation Agent responsible for calculating the interest due:	BNP Paribas (the "**Calculation Agent**")
(iii)	Basket:	See item 19(i)
(iv)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	See item 19(i)

(v) Index Valuation Date:

"**Valuation Date$_t$**" means 24 November in each year from and including 24 November 2006 to and including 24 November 2015 or, if any such day is not a Scheduled Trading Day for any Index, the first succeeding day that is a Scheduled Trading Day for every Index. If any Valuation Date is a Disrupted Day, the Valuation Date for each Index not affected by the Disrupted Day shall be that day and the Valuation Date for each Index affected by the Disrupted Day shall be the earlier of:

(a) the next following Scheduled Trading Day that is not a Disrupted Day;

(b) if the first Scheduled Trading Day that is not a Disrupted Day has not occurred as of the Valuation Time on the eighth Scheduled Trading Day immediately following the original date that, but for the occurrence of a Disrupted Day, would have been the Valuation Date, that eighth Scheduled Trading Day (notwithstanding that it is a Disrupted Day); or

(c) the day that is three Business Days prior to the relevant Interest Payment Date (the "**Cut-Off Date**");

provided that, if the Valuation Date is the eighth Scheduled Trading Day (in accordance with (b) above) or the Cut-Off Date (as the case may be) and that eighth Scheduled Trading Day or the Cut-Off Date (as the case may be) is not a Scheduled Trading Day or is a Disrupted Day, then the Calculation Agent shall determine its good faith estimate of the value for the relevant Index as of the Valuation Time on that eighth Scheduled Trading Day or the Cut-Off Date (as the case may be).

(vi) Valuation Time:

"**Valuation Time**" means, in respect of each Index, the time with reference to which the Index Sponsor calculates the official closing level of the Index.

(vii)	Sponsor:	"**Index Sponsor**" means, in respect of the Dow Jones EURO STOXX 50 Price Index: STOXX Limited, in respect of the Standard and Poor's 500 Index: Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and in respect of the Nikkei 225® Stock Average Index: Nihon Keizai Shimbun, Inc., or any respective successor thereto.
(viii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	As per Condition 9 **Correction to Index:** With the exception of any corrections published after the day which is three Exchange Business Days prior to the due date for payment of an Interest Amount, if the level of an Index published on a given day and used or to be used by the Calculation Agent to determine the Rate of Interest is subsequently corrected and the correction published by the Index Sponsor within thirty days of the original publication, the level to be used shall be the level of the relevant Index as so corrected. Corrections published after the day which is three Exchange Business Days prior to the due date for payment of an Interest Amount shall be disregarded by the Calculation Agent for the purposes of determining the Rate of Interest.
(ix)	Interest or Calculation Period(s):	The first Interest Period will run from and including the Issue Date to but excluding 1 December 2006 Subsequent interest periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date
(x)	Determination Date(s)	See item 19(v)
(xi)	Specified Interest Payment Dates:	1 December in each year from and including 1 December 2006 to and including 1 December 2015
(xii)	Business Day Convention:	Modified Following Business Day Convention
(xiii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiv)	Minimum Rate/Amount of Interest:	0.00 per cent. per annum
(xv)	Maximum Rate/Amount of Interest:	Not Applicable

	(xvi)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(xvii)	Exchange:	"**Exchange**" means, in respect of each Index, the relevant exchange or quotation system as set out in the table in item 19(i) or any successor thereto.
	(xviii)	Related Exchange:	"**Related Exchange**" means, in respect of each Index, any exchange or quotation system on which futures or options contracts on the Index may be traded.
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		Applicable
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes

	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA
38	Additional selling restrictions:	Not Applicable
39	Subscription Period	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the relevant Index Sponsors. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the relevant Index Sponsors, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 RATINGS

Rating: The Notes have been rated AAA by Standard & Poor's Ratings Services. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 100,000,000
(iii)	Estimated total expenses:	EUR 5,000 in listing expenses

6 YIELD (*Fixed Rate Notes Only*) Not Applicable
Indication of yield:

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes only*)

POTENTIAL INVESTORS SHOULD BE AWARE THAT THEY MAY RECEIVE NO INTEREST.

Calculation methodology, details of past performance and other background information in respect of each Index may be obtained from the relevant Index Sponsor and/or the relevant Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

Standard & Poor's 500 Index disclaimer:

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. These marks have been licensed for use by the Issuer. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Notes.

Dow Jones Euro Stoxx 50 Index disclaimer:

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Nikkei 225 Stock Average Index disclaimer:

The Nikkei Stock Average or Nikkei 225 Index (the "**Index**") is the intellectual property of Nihon Keizai Shimbun, Inc. (the "**Index Sponsor**"). "**Nikkei**", "**Nikkei Stock Average**" and "**Nikkei 225**" are the service marks of the Index Sponsor. The Index Sponsor reserves all rights, including copyright, to the Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure as which the Index stands at any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0233153351
(ii)	Common Code:	23315335
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: ....

Duly authorised

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1510A
TRANCHE NO: 1
Euro 25,000,000 CMS Floating Rate Notes 2005 due December, 2020

Issue Price: 100.00 per cent.

JPMorgan

The date of these Final Terms is 30 November, 2005

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1510A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		EUR 25,000,000
	(i)	Series:	EUR 25,000,000
	(i)	Tranche:	EUR 25,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000 The Notes may not be subdivided or reissued in a smaller Specified Denomination
7	(i) Issue Date:		2 December, 2005
	(ii) Interest Commencement Date (if different from the Issue Date)		Not Applicable
8	Maturity Date:		2 December, 2020

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	CMS Floating Rate Notes (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	None
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Notes:**	Applicable
	(i) Interest Period(s):	The first Floating Rate Interest Period will run from (and including) 2 December, 2005 to (but excluding) 2 December, 2006. Subsequent Interest Periods will run from (and including) each Specified Interest Payment Date to (and excluding) the subsequent Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	2 December in each year commencing on 2 December, 2006 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	Target

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Calculation Agent shall determine the Rate of Interest ("I") to be applied to each Interest Period on the relevant Interest Determination Date which shall be calculated in accordance with the following formula: **I = 89.62 per cent. multiplied by 10 year EUR CMS** Where: "10 year EUR CMS" means the rate for a EUR swap transaction with a maturity of 10 years which appears on the Reuters Page ISDAFIX2 under the heading "EURIBOR BASIS-FRF" as of 11:00 a.m. Frankfurt time, on the relevant Interest Determination Date, such rates to correspond to the definition of "EUR-ISDA-EURIBOR Swap Rate 11:00", contained in the ISDA Definitions If the 10 year EUR CMS is not available, the Calculation Agent shall determine the Reference Rate in accordance with the ISDA Definitions fall-back provision "EUR-Annual Swap Rate-Reference Banks" as specified therein save that for this purpose references in the ISDA Definitions to the Designated Maturity shall be 10 years. The "Interest Determination Date" means: for 10 year EUR CMS, the day which is two Target Business Days prior to the first day of each relevant Interest Period
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable (further particulars specified above)
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	7.00 per cent. per annum

	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18		**Zero Coupon Note Provisions:**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		**Call Option**	Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount of Each Note (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per note of EUR 50,000 Specified Denomination
25		**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26		**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27		**Early Redemption Amount**	
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note and at the expense of the Issuer
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Target The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ______________________________
Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Luxembourg Stock Exchange
	(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on with effect from 2 December, 2005.
	(iii)	Estimate of total expenses related to admission to trading:	EUR 5,200
2	**Ratings**		The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.
3	**Notification**		The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.
4	**Interests of natural and legal persons involved in the Issue/offer**		Not Applicable
5	**Reasons for the offer, estimated net proceeds and total expenses**		Not Applicable
6	**Yield** Indication of Yield		Not Applicable

7	**Historic Interest Rates**	Not Applicable
8	**Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying**	Not Applicable
9	**Performance of rates of exchange and explanation of effect on value of investment**	Not Applicable
10	**Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying**	Not Applicable
11	**Operational Information**	

(i)	ISIN Code:	XS0236361589
(ii)	Common Code:	023636158
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ____________________

Duly authorised